Exhibit 99.1

Management’s Discussion and Analysis of Financial Position
and Results of Operations

Index

Forward-Looking Statements	2
Overview	3
Highlights	3
Recent Events and Initiatives	4
Project Updates	6
Operations	7
Summarized Financial Results	7
Financial Results	9
Quarterly Financial Review	13
IAMGOLD Attributable Gold Production and Costs	14
IAMGOLD Attributable Gold Sales volume and Prices Realized	16
Acquisitions	16
Market Trends	18
Reserves and Resources	20
Results of Operations	21
Exploration and Development	38
Cash Flow	44
Balance Sheet	45
Outlook	51
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting	54
Critical Accounting Estimates	54
Changes in Canadian Accounting Policies	58
Future Accounting Changes	59
Risks and Uncertainties	61
Supplemental Information to the Management’s Discussion and Analysis	74
Non-GAAP Performance Measures	74
Mining operations production data	79

The following Management’s Discussion and Analysis (“MD&A”), dated March 26, 2009, should be read in conjunction with the Company’s consolidated financial statements for December 31, 2008 and related notes thereto which appear elsewhere in this report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All figures in this MD&A are expressed in US dollars, unless stated otherwise.  Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov.  IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - MD&&A - 2008

Forward-Looking Statements

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future demand for the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - MD&&A - 2008

Overview

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established mining and exploration company.  During 2008 and 2007, the Company succeeded in its transition to mine operator following the acquisitions of Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”) in 2006.  IAMGOLD’s interests include seven operating gold mines, a niobium producer, a diamond royalty, and exploration and development projects located throughout Africa and the Americas.  The Company’s advanced exploration and development projects include the Westwood project in Canada, the Quimsacocha project in Ecuador, and the Camp Caiman project in French Guiana.

In February 2009, IAMGOLD acquired all the outstanding common shares of Orezone Resources Inc. and the Essakane project, a large West African undeveloped gold reserve.  The construction of this project commenced in September 2008 with production expected in the second half of 2010.

Highlights

•	Record gold production of 997,000 ounces exceeds January 2008 original projection by 8%. Cash costs(1) for 2008 were $459 per ounce and in line with January 2008 guidance.

•	Record revenues of $869.6 million, a 28% increase over the prior year.

•	Operating cash flow for 2008 more than doubled to $255.4 million ($0.86 per share).

•
Commitment of “ZERO HARM” to employees, communities and environment demonstrated by a 24% reduction in total accident frequency, zero fatality and no significant impact to communities and the environment.

•
Adjusted net earnings(1) climbed 87% in 2008 to $107.5 million ($0.36 per share).  Net loss for 2008 was $9.9 million ($0.03 per share) including a non-cash impairment charge of $117.4 million (net of income taxes) primarily related to the Buckreef project in Tanzania.  The net loss in 2007 was $42.1 million ($0.14 per share) including an impairment charge of $99.6 million for the Mupane property.

•	Announced eighth straight annual dividend - $0.06 per share totaling $17.7 million.

•
Gold reserves increased by 20% or 1.6 million ounces to 9.6 million ounces, which more than replaces the depletion in 2008.  A further 3.1 million ounces were added to reserves with the Orezone Resources Inc. acquisition in February 2009.  Niobium reserves increased by 36% to 137,800 tonnes of contained Nb2O5 representing an 18 year mine life at current production rates.

•	The Company acquired 84.55% of the common shares of EURO Ressources S.A. - cost reduction focus driving down per ounce royalty cost at the Rosebel mine by $40-$50 based on recent gold prices.

 (1) Cash cost, Adjusted net earnings, and Unit operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures.  Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&&A - 2008

Recent Events and Initiatives

Equity Financing

On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.  The net proceeds from the offering will be used to fund the construction and development of the Essakane project (replacing all or substantially all of the previously proposed Essakane project debt facility) and the balance to fund capital expenditures at the Company’s other properties and general corporate purposes.

Essakane Project, Burkina Faso

On February 25, 2009, the Company completed the acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa.  As part of the transaction, several of Orezone’s exploration properties, not related to the Essakane development project have been spun out into a new exploration company (“Orezone Gold”).  Pursuant to the transaction, the Company acquired all of the outstanding shares of Orezone, with each Orezone shareholder receiving 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold.  A total of 28.8 million IAMGOLD shares were issued to Orezone shareholders.

The Essakane project is fully permitted and under construction.  A feasibility study dated July 2008 indicates proven and probable reserves of 3.1 million ounces using a $600 per ounce gold price (reserves of 3.4 million ounces using a $700 per ounce gold price) and measured and indicated resources of 4.0 million ounces.  Average gold production is expected to be approximately 315,000 ounces over the mine life at an average cash operating cost of $358 per ounce, using a $600 per ounce gold price and an $85 per barrel oil price.  Full production is anticipated to commence in the second half of 2010, requiring a remaining capital expenditure of approximately $350 million.

EURO Ressources S.A.

Through the bid process conducted in the fourth quarter of 2008, the Company acquired control of 84.55% of the outstanding shares of EURO Ressources S.A. (“EURO”).  EURO has a participation right royalty on production from the Company’s Rosebel gold mine.  As a result, royalty costs at the Rosebel mine will be reduced by approximately $40-$50 per ounce based on recent gold prices. The total purchase price was $81.8 million, including transaction costs of $3.3 million less cash and cash equivalents acquired of $2.1 million.

La Arena, Peru

In early 2008, the Company announced it had entered into an agreement for the sale of its Peruvian development gold-copper La Arena project.  The sale was contingent on financing arrangements with the buyer.  Due to the constraints of the current credit markets, alternative financial structures are being considered by the buyer to conclude the transaction.  The Company has received additional expressions of interest for the property from other parties.  In addition, the Company will continue to assess the option of developing the property.

IAMGOLD CORPORATION - MD&&A - 2008

Sleeping Giant, Canada

In October 2008, the Company completed the sale of the Sleeping Giant property resulting in a gain of $2.6 million.  By accelerating the mining schedule, gold production was increased, cash costs were reduced and the Company successfully mined and processed all reserves prior to the sale.

Buckreef, Tanzania

Since the acquisition of the Buckreef project in early 2006, comprehensive exploration programs have been completed, including approximately 100,000 meters of drilling.  This work did not materially increase the resource base and preliminary metallurgical results indicate only low to moderate recoveries could be expected from heap leaching.  Estimated capital costs for mine development would be significantly higher than anticipated, reducing the future value of the property and requiring an impairment charge of $111.6 million ($98.9 million after income taxes) in the fourth quarter of 2008.

Merrex, Mali

In December 2008, the Company entered into an option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project in Mali, West Africa, by spending C$10.5 million over four years.  As part of the agreement, the Company subscribed for 4,285,714 units through a C$1.5 million private placement, resulting in the Company holding approximately 6.5% of Merrex.  Each unit is comprised of one common share of Merrex and one 12-month warrant, exercisable at C$0.45 per share.

The Siribaya gold project consists of a 700 square kilometer land package in western Mali that covers two major regional structural trends that hold significant potential for economic gold mineralization.  Merrex has spent over C$8.0 million to date on exploration at Siribaya and has reported significant gold intersections along a two-kilometer segment of an anomalous gold trend that extends for more than six kilometers within the land package.

Other Initiatives

During 2008, the Company prepared and published its first Health, Safety & Sustainability Report which was guided by the Global Reporting Initiative (GRI). The report describes how the Company approaches sustainability reporting, as well as detailed information on the 2007 programs and performance in the areas of community relations, environment, health and safety, and employee well-being.  This report is available on the Company’s website.  The 2008 report will be available during the second quarter of 2009.

During 2008, the Company took a significant step towards achieving its goal of becoming a global leader in sustainable development by launching its comprehensive Zero Harm program.  The objective of the program is to promote the Company as a partner of choice for partners and countries seeking to develop responsible mining. Zero Harm is defined as no fatalities, no lost time due to accidents, no significant social impact and no environmental impact.

The Zero Harm program establishes the Company’s commitment to:
1.	Maintaining the highest standards in human health;
2.	Having a positive impact on the environment; and
3.	Working in close co-operation with communities in which it operates.

Further expected benefits include lower costs and increased productivity.

IAMGOLD CORPORATION - MD&&A - 2008

Project Updates

Westwood, Canada

In January 2009, the Company completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013.  The study shows that during the first 13 years, production will average about 200,000 ounces of gold per year with cash costs averaging $290 per ounce.  The operation is projected to generate a pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years, using a gold price of $700 per ounce.

Quimsacocha, Ecuador

Ecuador’s National Assembly ratified a new Mining Law on January 26, 2009.  The next step is for companies to sign individual exploitation licenses with the Ministry of Mines and Petroleum.  Concurrently, the government will proceed with the development of mining and environmental regulations to support the Mining Law.  Upon signing a satisfactory exploitation contract with the government, the Company will proceed with the remaining studies.  A final feasibility study for Quimsacocha is expected to take approximately 12 months to complete at a cost of $14 million.

Camp Caiman, French Guiana

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step.  This working document has been circulated to a group of stakeholders for review, providing  the  context  for  mining  development  and recommends areas for mineral  development,  as well as outlining environmentally sensitive areas that  they  suggest  should  be  considered for exclusion.  Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time the Company will be actively working with government officials and key stakeholders to develop a plan that would permit development of the Camp Caiman deposit using an alternative approach, subject to appropriate restrictions and regulations.  Following the period of consultation, the government is expected to prepare the final mining framework.

If the Company is unable the reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  In order to protect the interests of the Company’s shareholders for damages incurred to date, a legal action has been filed and the appropriate legal claims have been prepared for filing.  The Company’s objective remains to bring the Camp Caiman project into production.

IAMGOLD CORPORATION - MD&&A - 2008

Operations

The following table highlights the Company’s percentage ownership share of producing mines as it relates to the calculation of mining operating segments in the Company’s financial position and operating results.

		Reporting	Geographic	IAMGOLD Share
Mine	Operator	Segment	Location	2008		2007	2006
Rosebel	IAMGOLD	Gold	Suriname	95%		95%	95	%(1)
Doyon Division	IAMGOLD	Gold	Canada	100%		100%	100	%(1)
Sleeping Giant	IAMGOLD	Gold	Canada	100	%(3)	100%	100	%(1)
Mupane	IAMGOLD	Gold	Botswana	100%		100%	100	%(2)
Niobec	IAMGOLD	Non-gold	Canada	100%		100%	100	%(1)
Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%		38%	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%		40%	40%
Working Interests:
Tarkwa	Gold Fields Limited	Gold	Ghana	18.9%		18.9%	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%		18.9%	18.9%

(1)	For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition. Refer to further acquisitions description.

(2)	For the period March 23, 2006 to December 31, 2006 following the GGL acquisition. Refer to further acquisitions description.

(3)
The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.  Refer to the Sleeping Giant analysis in the further results of operations section.

Summarized Financial Results

(in $ millions)	As at December 31, 2008		As at December 31, 2007	% Change
Financial Position	$			$
Cash and cash equivalents and gold bullion
• at market value		269.1	242.5		11%
• at cost		188.2	167.2		13%
Total assets		2,151.7	2,195.6		(2%)
Debt		56.1	10.2		450%
Shareholders’ equity		1,655.7	1,751.3		(5%)

IAMGOLD CORPORATION - MD&&A - 2008

(in $ millions, except where noted)	2008	% Change	2007	% Change	2006
Results of Operations	$		$
Revenues	869.6	28%	678.1	124%	303.3
Mining costs	451.8	6%	426.5	178%	153.3
Depreciation, depletion and amortization	169.6	44%	117.6	135%	50.1
Earnings from mining operations	248.2	85%	134.1	34%	99.9
Earnings from working interests	24.3	(4%)	25.4	(12%)	28.9
Total earnings from operations and working interests(1)	272.5	71%	159.5	24%	128.8
Net earnings (loss)	(9.9)	n/a	(42.1)	n/a	72.5
Impairment charges (net of related income taxes)	117.4		99.6		1.6
Adjusted net earnings(2)	107.5	87%	57.5	(22%)	74.1
Basic and diluted net earnings (loss) per share ($/share)	(0.03)	n/a	(0.14)	n/a	0.39
Adjusted basic and diluted net earnings per share(2) ($/share)	0.36	80%	0.20	(49%)	0.39
Cash Flows
Operating cash flow	255.4	118%	117.1	56%	75.2
Dividend declared per share ($/oz)	0.06	-	0.06	-	0.06
Key Operating Statistics
Gold sales (including working interests) (000 oz – IMG share)	997	4%	962	49%	645
Average realized gold price ($/oz)	855	23%	693	14%	607
Gold produced (000 oz – IMG share)	997	3%	965	50%	642
Cash cost ($/oz)(3)	459	9%	423	32%	321
Gold proven and probable reserves (000 oz contained – IMG share)(4)	9,599	20%	7,975	(18%)	9,696
Gold measured and indicated resources (000 oz contained – IMG share)(4)	22,820	1%	22,669	5%	21,519
Gold inferred resources (000 oz contained – IMG share)(4)	6,918	(2%)	7,087	(28%)	9,880

(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP measure.
(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

(3)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(4)	Refer to detailed information in the reserves and resources section of the IAMGOLD website.

IAMGOLD CORPORATION - MD&&A - 2008

Financial Results

financial position

The Company ended the year with a strong balance sheet, having $269.1 million in cash and cash equivalents, and gold bullion at market compared to $242.5 million at the end of 2007 (for accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet).  The Company has a $140 million credit facility and has drawn $50 million to acquire EURO Ressources S.A. and $9.5 million in letters of credit.

On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.

Net Earnings

The change in net earnings in 2008 compared to 2007 is attributable to the following:

(in $ millions)	2008
	$
Revenues are higher (lower) due to:
Metal prices		172.2
Sales volumes		21.3
By-products credits and royalty income		(2.0)
Mining costs are lower (higher) due to:
Royalty expenses		(11.4)
Operating costs		(8.3)
Production volume		(13.3)
Inventory movement		1.9
Other		5.8
Higher depreciation, depletion and amortization		(52.0)
Lower earnings from working interests		(1.1)
Higher income and mining taxes		(39.5)
Higher corporate administration, exploration and other expenses		(23.6)
Increase in adjusted net earnings compared to 2007		50.0
Impairment charges in 2008, net of related taxes		(117.4)
Impairment charges for Mupane in 2007		99.6
Increase in net earnings, compared to 2007		32.2

IAMGOLD CORPORATION - MD&&A - 2008

Revenues

The Company’s consolidated revenue increased 28% to $869.6 million in 2008, compared to $678.1 million in 2007. Consolidated revenues in 2007 were 124% higher than the $303.3 million in 2006.

The increase in revenues in 2008 compared to 2007 is attributable to the following:

(in $ millions)	2008
	$
Metal prices:
Higher gold prices		133.4
Higher niobium prices		38.8
Sales volume:
Higher gold sales volume		24.7

Lower niobium sales volume		(3.4)
Lower by-product credits and royalty income		(2.0)
Increase in revenues, compared to 2007		191.5

Consolidated revenue increased in 2008 compared to prior year as a result of higher realized gold and niobium prices and due to higher gold sales.  Gold revenue increased as a result of a 23% rise in the realized gold price (excluding working interests).  In addition, a 5% increase in sales (excluding working interests) compared to the prior year had a positive impact on revenue.

Revenue from niobium increased as niobium year-over-year prices in 2008 strengthened by 37%.  This was partially offset by a 3% decrease in sales volume.

Revenues from royalty interests were $7.2 million in 2008 compared to $9.5 million in 2007 and $7.4 million in 2006.  Royalty revenues in 2008 and 2007 were derived from the Diavik royalty interest.  The Diavik Diamond property is located near Yellowknife, Northwest Territories with an expected mine life in excess of 15 years.  Royalty revenues decreased in 2008 compared to 2007 due to lower production from lower grade despite an increase in the price of diamonds, and increased in 2007 compared to 2006 due to an increase in diamond sales.

Mining Costs and Cash Costs

Mining costs were $451.8 million in 2008, an increase of $25.3 million or 6% compared to $426.5 million in 2007.

The increase in mining costs in 2008 compared to 2007 is attributable to the following:

(in $ millions)	2008
	$
Higher royalty expenses		11.4
Higher operating costs		8.3
Higher production volume		13.3
Inventory movement		(1.9)
Other		(5.8)
Increase in mining costs, compared to 2007		25.3

IAMGOLD CORPORATION - MD&&A - 2008

The increase in royalty expenses was driven by a 23% increase in the realized gold price compared to the prior year, and due to higher gold production. The 2008 acquisition of the participation royalty payable by Doyon division to Barrick Gold Corporation and the acquisition of the royalty payable for the production of the Rosebel mine to EURO Ressources S.A. resulted in savings of $3.7 million and $1.4 million, respectively. Operating costs increased during the year due to an increase in production and due to industry-wide cost pressures. In particular, the cost of diesel fuel increased significantly for the majority of the year. Cost of consumables such as reagents, cyanide and grinding media also increased during the year.  Movements in the average exchange rate between the Canadian and US dollar negatively impacted full year mining costs for the Canadian operations by $4.0 million.  Inventory movement represents the impact of carrying higher production, primarily for Niobec, in closing inventory at the end of the year compared to the end of the prior year, due to timing of shipments.

Mining costs in 2007 were higher by $273.2 million compared to 2006 primarily due to the inclusion of the GGL and Cambior operations for the full year in 2007.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization in 2008 increased as a result of higher production and the effect of the prospective application of adjustments made at the end of 2007 to finalize the purchase price equation for the Cambior acquisition.  The closure of Sleeping Giant in October 2008 and increases in reserves at Mupane and Niobec partially offset the above.

Earnings from Working Interests

Year over year earnings from working interests remained steady as higher realized gold prices partially offset the impact of higher operating and administrative costs.

Impairment Charges

Long-lived assets and goodwill are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Management’s estimate of future cash flows is subject to risk and uncertainties.  Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

Asset and goodwill non-cash impairment charges for 2008 consist of $129.9 million ($117.4 million net of income taxes) primarily related to capitalized exploration expenditures and to the Buckreef project in Tanzania.  In 2007 a non-cash impairment charge of $99.6 million related to Mupane was recorded.

(in $ millions)	2008	2007
		$	$
Buckreef – Exploration and development assets and goodwill	111.6			-
Mupane – Mining assets and goodwill	-			93.7
Doyon – Development costs	-			5.9
Kitongo – Capitalized exploration expenditures and goodwill	5.3			-
Nyangombe – Capitalized exploration expenditures and goodwill	1.9			-
Magistral gold property – Goodwill on gold royalty	2.8			-
Other exploration properties – Goodwill	2.5			-
Other capitalized exploration expenditures	5.8			-
	129.9			99.6
Impairment of mining assets	-			66.8
Impairment of exploration and development assets	97.1			-
Impairment of goodwill	32.8			32.8
	129.9			99.6

IAMGOLD CORPORATION - MD&&A - 2008

2008

Buckreef Project and other Tanzanian exploration sites

Since the acquisition of the Buckreef project in early 2006, comprehensive exploration programs have been completed, including approximately 100,000 meters of drilling.  This work did not materially increase the resource base and preliminary metallurgical results indicate only low to moderate recoveries could be expected from heap leaching.  As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111.6 million was recorded in 2008, including an impairment of $25.7 million related to goodwill.  Other Tanzanian exploration sites were also impaired for $9.5 million including goodwill impairment of $4.2 million.

Other exploration properties

An impairment of $6.0 million, including goodwill impairment of $0.2 million, was also accounted for in respect of exploration and development projects in Botswana and Peru which have shown unsuccessful results.

Magistral gold property

A goodwill impairment of $2.8 million was accounted for in respect of the Magistral Gold Royalty property in Mexico.

2007

Mupane Mine

During 2007, the Company reviewed the progress and status of the mine and made a decision to significantly reduce the exploration program including the termination of the majority of the region’s exploration personnel.  This review considered the exploration potential of the area, the current mineral resources, the projected operating costs, metallurgical performance and gold price.  These served as inputs into pit optimizations to determine which resources could be economically mined and be considered as mineable mineral reserves.  A mine schedule was developed and cash flows calculated, resulting in an impairment charge to the Mupane operations of $93.7 million.

This impairment charge consisted of a reduction of goodwill of $32.8 million, a reduction of $8.0 million to other long-term assets (stockpiles) and a reduction of $52.9 million in the carrying value of the Mupane mine.

Exploration expenditures

The Company also recorded an impairment charge in 2007 of $5.9 million related to resource development costs incurred at the Doyon division which were unsuccessful in increasing the division’s resource profile.

Corporate Administration

Corporate administration expenses in 2008 were $42.0 million (2007 - $33.5 million). The increase in 2008 was mainly due to an expanded management team and corporate initiatives dedicated to delivering improved results.

The increase in 2007 was primarily due to the acquisitions of GGL and Cambior in 2006 and represents a full year impact in 2007.  Expenses in 2007 also included the impact of the weakening of the US dollar relative to the Canadian dollar, increasing costs by approximately $1.7 million.

IAMGOLD CORPORATION - MD&&A - 2008

Net other income

Net other income is the net amount of other income and other expenses.  In 2008, net other income was $0.8 million compared to $5.9 million in 2007.  The decrease in 2008 is mainly due to a value added tax (“VAT”) receivable provision of $5.4 million, and a contractual termination provision of $4.9 million for the Doyon and Mouska mines in Canada.  The mines are planned for closure following the depletion of reserves and resources, the Doyon mine is expected to close during the second quarter of 2009 and the Mouska mine is expected to close in early 2010.  Net other income also includes a reversal of an accrual for interest of $4.4 million on a tax assessment that was previously recorded, a gain on disposal of an exploration property for $2.2 million, and the reversal of an accrued liability of $1.2 million related to a prior acquisition, partially offset by lower interest income of $1.1 million.

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on capital in Canada.  It should be noted that taxes are calculated at the legal entity level and accumulated for consolidated financial reporting purposes.

During 2008, income and mining taxes totaled $68.4 million compared to $41.4 million in 2007.  The increase in 2008 was mainly due to higher taxable income realized by both the Rosebel mine and the Canadian mining operations.

The Company has significant cumulative tax losses and unrecognized tax valuation allowances.  The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and/or corporations in which these losses were incurred.

Quarterly Financial Review

(in $ millions, except where noted)	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
	$	$	$	$	$	$	$	$
Revenues	209.6	226.9	225.1	208.0	194.2	170.2	167.3	146.4
Net earnings (loss)	(96.4)	18.8	33.2	34.4	8.5	19.5	(81.4)	11.3
Add back:
Impairment charges (net of related income taxes)	112.8	4.6	-	-	5.9	-	93.7	-
Adjusted net earnings(1)	16.4	23.4	33.2	34.4	14.4	19.5	12.3	11.3
Basic and diluted net earnings (loss) per share	(0.33)	0.06	0.11	0.12	0.03	0.07	(0.28)	0.04
Adjusted basic and diluted net earnings per share(1)	0.06	0.08	0.11	0.12	0.05	0.07	0.04	0.04
(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information for reconciliation to GAAP measure.

The net loss for the fourth quarter of 2008 was $96.4 million ($0.33 per share) compared to net earnings of $8.5 million ($0.03 per share) in the fourth quarter of 2007.  The net loss was the result of non-cash impairment charges largely associated with the Buckreef project in Tanzania.

Asset and goodwill non-cash impairment charges for 2008 consist of $4.6 million recorded in the third quarter relating to capitalized exploration expenditures and $125.3 million ($112.8 million net of income taxes) recorded in the fourth quarter of 2008 relating primarily to the Buckreef project in Tanzania.

Adjusted net earnings increased during the fourth quarter and the full year of 2008 compared to 2007 mainly due to stronger earnings from operations (as described above).  Higher corporate administration expenses in 2008 are mainly due to an expanded management team and corporate initiatives dedicated

IAMGOLD CORPORATION - MD&&A - 2008

to delivering improved results.  Pre-tax expenses in 2008 included a $4.9 million termination benefit recorded in the fourth quarter of 2008 relating to the closing of the Doyon and Mouska mines planned for in 2009 and early 2010, respectively, and a VAT receivable provision of $5.4 million.

The global financial crisis had impacted the Company’s results during the fourth quarter of 2008.  Lower gold prices compared to the first nine-month period reduced revenues.  This reduction in revenues was partially offset by the impact of gold price on the royalty expense, lower diesel price and the stronger US dollar.

IAMGOLD Attributable Gold Production and Costs

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Gold Production				Total Cash Cost(3)
	2008	2007	2006		2008	2007	2006
	(000 oz)	(000 oz)	(000 oz)		$/oz	$/oz	$/oz
IMG Operator
Rosebel (95%)	315	263	38	(1)	466	452	415	(1)
Doyon Division (100%)	118	131	23	(1)	548	528	444	(1)
Sleeping Giant (100%)	69	67	8	(1)	303	358	433	(1)
Mupane (100%)	101	86	65	(2)	367	548	483	(2)
Joint Venture
Sadiola (38%)	172	140	190		389	401	273
Yatela (40%)	66	120	141		514	217	224
	841	807	465		440	423	310

Tarkwa (18.9%)	119	124	136		521	395	336
Damang (18.9%)	37	34	41		676	533	396
	156	158	177		558	425	350
Total	997	965	642		459	423	321

The following table details the royalty expense included in cash costs.

Cash cost per ounce of gold	2008	% Change	2007	% Change	2006
	$/oz		$/oz		$/oz
Cash cost excluding royalties	403	7%	378	31%	289
Royalties	56	24%	45	41%	32
Cash cost	459	9%	423	32%	321

(1)	For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition.
(2)	For the period March 23, 2006 to December 31, 2006 following the GGL acquisition.
(3)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD’s attributable production in 2008 increased by 32,000 ounces or 3% compared to the prior year primarily a result of increases in production in the Company operated mines.  The attributable production of 997,000 ounces in 2008 was a record for the Company and was higher than revised November 2008 guidance of 950,000 ounces of gold.

IAMGOLD CORPORATION - MD&&A - 2008

The increase in gold production in 2008 is a result of:

•
Higher throughput and gold grades at Rosebel. This was a result of higher ore availability from an improved pit design and facilitated by a new and enhanced mining fleet. In addition, improved mill performance and stockpiling of lower grade ore led to higher gold production.

•	Higher gold grades and gold recoveries at Sadiola from higher oxides treated and a newly installed gravity circuit.

•	Increased throughput at Mupane as a result of increased crusher, SAG mill and ball mill availability.

Partially offset by:

•	Lower ore availability at Yatela which resulted in treating lower grade ore stockpiles.

•	Lower ore hoisted at the Doyon division due to the maturity of the mines.

Consolidated cash costs increased by 9% or $36 per ounce in 2008 to $459 per ounce compared to $423 per ounce in 2007.

Cash cost per ounce of gold produced in 2008 was in line with the original guidance of $455-$470 per ounce issued in January 2008 as increased production and higher productivity offset the increased energy, and other input costs faced by the Company for a major portion of the year.

The change in the consolidated cash cost per ounce of gold in 2008 compared to 2007 is attributable to the following:

2008
$/oz
Higher gold production	(10)
Higher royalty expense	10
Higher energy costs	16
Other	2
Increase in cash cost per ounce of gold produced at IMG operated mines and Joint Ventures	18
Higher cash cost at Tarkwa and Damang	18
Increased in consolidated cash cost per ounce of gold produced, compared to 2007	36

The Company’s 2008 consolidated cash cost was positively impacted by a 3% increase in gold production compared to the prior year. Royalty expense increased as a result of a rise in gold prices and higher gold production. The 2008 acquisitions of the participation royalties payable for the Doyon and Rosebel mine’s production resulted in lowering the Company’s 2008 consolidated cash cost by $4 and $1 per ounce, respectively.  Energy costs increased as a result of increased diesel fuel consumption at Rosebel due to a 23% increase in tonnage mined, higher world-wide diesel fuel prices compared to the previous year, and the increase in power tariff’s at Rosebel and in Ghana. The increased diesel consumption at Rosebel from increased mining was mitigated in part by a new and fuel efficient mining fleet.

IAMGOLD CORPORATION - MD&&A - 2008

IAMGOLD Attributable Gold Sales volume and Prices Realized

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold Sales			Realized Gold Price
	2008	2007	2006	2008	2007	2006
	(000 oz)	(000 oz)	(000 oz)	$/oz	$/oz	$/oz
IMG Operator and Joint Venture	841	804	468	851	692	609
Working interests	156	158	177	874	695	602
Total (1)	997	962	645	855	693	607

(1)	Attributable sales volume for 2008, 2007 and 2006 were 981,000 ounces, 949,000 ounces and 643,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes have risen in conjunction with production volumes. Realized gold prices have increased substantially in the last year.  The average gold price on the London Metal Exchange for 2008 increased 25% to $872 per ounce compared to $695 per ounce in the prior year.  During 2008, the Company sold all its gold in the spot market, except for forward sales commitments of 77,776 ounces at Mupane.

Acquisitions

Royalty – Doyon/Westwood:

In July 2008, the Company acquired the participation royalty on production from the Doyon mine and the Company’s Westwood gold project for a cash consideration of $13.1 million.  The payment was accounted for as a reduction of $4.6 million of accrued liabilities for royalty expenses incurred during the first half of 2008, and as an increase in mining assets of $8.5 million. This mining asset will be depreciated over the remaining royalty payment stream.

EURO Ressources S.A.

In 2008, the Company acquired 52,838,639 shares of EURO representing 84.55% of the current share capital of EURO.  EURO has a participation right royalty on production from the Company’s Rosebel gold mine in Suriname that entitles EURO to payments of 10% of the gold price above $300 per ounce for production from soft rock and above $350 per ounce for production from hard rock.  As a result, royalty costs at the Rosebel mine will be reduced. As at December 31, 2008, the remaining number of ounces of gold covered by the royalty agreement was 5,509,446 ounces.

The total purchase price was $81.8 million, including transaction costs of $3.3 million less cash and cash equivalents acquired of $2.1 million.  The average per share price paid of $1.52 (€1.20) equated to a cash payment of $80.6 million.  The predominant source of revenue of EURO is from royalty income related to the operation of the Company’s Rosebel gold mine.

IAMGOLD CORPORATION - MD&&A - 2008

Preliminary Fair Value (in $ million)
Assets acquired and liabilities assumed	$
Other current assets	5.4
Mining assets	81.6
Goodwill	23.2
Current liabilities	(3.4)
Debt	(0.7)
Forward sales liability	(4.9)
Future income and mining tax liabilities	(16.7)
Non-controlling interest	(2.7)
81.8
Consideration paid
Cash	80.6
Transaction costs	3.3
Less: Cash and cash equivalents acquired	(2.1)
81.8

Private placement in Orezone Resources Inc.

On December 31, 2008, the Company acquired 71,428,571 common shares equivalent to 16.6% of the outstanding common shares of Orezone Resources Inc. (“Orezone”) at a price of C$0.28 per share for gross consideration of $16.4 million (C$20.0 million).

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone for total consideration valued at approximately $139.0 million (as of December 10, 2008).  The Orezone transaction was completed pursuant to an arrangement agreement dated December 10, 2008, as amended January 12, 2009, between the Company and Orezone.  The principal asset of Orezone was a 90% interest in the Essakane gold project comprised of a mining permit covering 100.2 square kilometers and certain exploration permits in Burkina Faso, West Africa (the "Essakane Project").  Orezone’s exploration properties, not related to the Essakane development project, were spun out into a new exploration company (“Orezone Gold”).  Pursuant to the transaction, the Company acquired all of the remaining outstanding common shares of Orezone, with each Orezone shareholder receiving 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold.  A total of 28.8 million shares of the Company were issued to Orezone shareholders.

Orezone is the owner of the Essakane project, a large West African undeveloped gold reserve, a fully permitted 4 million ounce gold resource located in Burkina Faso.  Construction commenced in September 2008 and, once in full production, Essakane will contribute an average gold production of over 300,000 ounces per year over a minimum nine-year mine life at an average cash operating cost of $358 per ounce, using a $600 per ounce gold price and a $85 per barrel oil price.  Full production is anticipated in the second half of 2010, requiring a remaining capital expenditure of approximately $350.0 million.

The Company has commenced integrating Orezone and its operations following the completion of the transaction in February 2009.  Significant progress in planning and preparing for mine construction has been made at the Essakane project.  The Company is planning capital expenditures of approximately $219 million in 2009 at the Essakane project, with major components including mill equipment and construction, mining equipment, pre-stripping, and the construction of water management structures.  The Company will fund the expenditures with both cash on hand and proceeds from equity financing.

IAMGOLD CORPORATION - MD&&A - 2008

Market Trends

Global Financial Crisis

Recent events and conditions in the global financial markets impacted gold prices, commodity prices, interest rates and currency rates.  These conditions as well as market volatilities may have an impact on the Company’s revenues, operating costs, project development expenditures, and planning of the Company’s projects.  At the date of this MD&A, the Company’s financial position remains strong and was not materially impacted by recent market conditions.

Gold Market

The performance of the Company’s gold mines is closely related to the market driven price of gold.  The gold price directly affects the profitability and cash flow of the Company.  The gold market is characterized by substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.  While many factors affect the valuation of gold, traditionally the key factors are actual and expected US dollar value, global inflation rates,  oil prices, and interest rates.

During 2008, there was an unprecedented crisis in the world’s financial markets affecting gold prices, oil prices, currencies and the credit market.  Despite governments economic stimulus and coordinated actions by the world’s central banks in managing interest rates, volatility in the prices of currencies, equities, oil, gold and other commodities continues at historic levels.

In 2008, the gold price displayed considerable volatility averaging $872 ($695 in 2007) per ounce with spot daily closings between $713 and $1,011 per ounce in 2008.  The closing price for 2008 was $870 compared to $834 per ounce at the end of 2007.  Should the financial markets continue to show volatility, future gold prices may continue to be affected.

The following graph shows the monthly gold price movement over the past three years compared to the Company share price.   This graph shows a strong correlation between gold price and the Company’s share price during the fourth quarter of 2008 which continued during the first quarter of 2009.

IAMGOLD CORPORATION - MD&&A - 2008

Niobium Market

The Company is one of three major producers of ferroniobium in the world, and has held a market share between 7% and 11% over the past five years.  The niobium market is led by a Brazilian producer whose operations can impact market conditions.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increased usage of niobium per tonne of steel produced.

During the first nine months of 2008, demand for niobium remained strong, however the situation changed during the fourth quarter of 2008 due to the reduction of steel production caused by the worldwide economic turmoil.

Despite declining demand, niobium prices have continued to rise by more than 34% during 2008 compared 2007 and are expected to remain strong and stable in 2009.  However, the price of niobium realized by the Company could be affected by the decreasing demand of related metal such as steel.

Niobium is used primarily as an alloying element to strengthen steels used in the automotive and gas transmission pipeline industries.  In the automotive industry, niobium is used in truck frames and wheels, railway cars, containers, car outer body panels, and in heat resistant automotive parts such as exhaust systems and catalytic converters.  Niobium applications to various types of vehicles also reduce weight, thereby providing savings in fuel consumption.  Gas transmission pipelines which require extra strength and durability are made from high strength steel plates containing niobium.  Niobium is also extensively used in providing increased strength to structural steels used in the construction industry, as well as to bridges and high-rise buildings in civil construction. New applications for niobium are constantly being developed as this steel alloying element provides increased strength, with the added benefits of good weldability and meeting requirements from a great variety of end users.  In a highly competitive global market, niobium is called to play an ever-expanding role in view of its properties and alloying uses.

Currency

The Company’s reporting currency is the US dollar.  Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mines, corporate costs and capital expenditures related to Canadian properties.  During 2009, Canadian dollars required will be higher due to capital expenditures required to advance the Westwood project and capital expenditures at the Niobec mine.  In 2008, the Canadian dollar was highly volatile and reached 1.2180 as at December 31, 2008 compared to 0.9913 as at December 31, 2007.  During 2008, the average rate was 1.0660 compared to 1.0748 in 2007 and 1.1341 in 2006.  During the fourth quarter of 2008, the Canadian dollar was negatively impacted by the liquidity crisis in financial markets, the drop in oil prices and the global economic slowdown.

 At the end of 2008, following the increase of the US dollar compared to the Canadian dollar, the Company entered into puts and call options (commonly referred to as collars) for the purchase of Canadian dollars to hedge volatility of the Canadian dollar.  The Company will continue to review hedging requirements to protect against the Canadian currency volatility in 2009.

Oil Price

Diesel fuel is a key input for mining, and particularly open pit mining, and in some cases, to wholly or partially power operations.  Since fuel is produced by the refinement of crude oil, changes in the price of oil can have a direct impact on changes in fuel costs.  It is also driven by the US dollar.  The Company consumes approximately 0.4 million barrels of fuel across its mines every year.

In 2008, the oil price displayed considerable volatility averaging $100 per barrel with spot daily closings between $30 and $145 per barrel during the year compared to an average price of $72 per barrel in 2007.  Oil price closed at $39 per barrel at the end of 2008 compared to $96 per barrel at the end of 2007, a decrease of 59%.

IAMGOLD CORPORATION - MD&&A - 2008

The Company benefited from the large decrease in oil prices during the fourth quarter of 2008 caused by the disruption in the world markets, and in response hedged a portion of its future consumption of diesel for 2009.  Call options on heating oil were used to mitigate the risk of price increases on diesel consumption.  Despite not qualifying under hedge accounting, the contracts protect the Company to a significant extent from the effects of oil price eventual increases.  Hedging represents approximately 50% of the Company’s planned diesel consumption.

To date in 2009, oil prices have been, and may continue to be impacted in the future by the volatility in the financial markets.  The Company plans on continuing to apply hedging strategies to mitigate a portion of its expected 2010 diesel consumption.

Reserves and Resources

Please refer to the Reserves and Resources section of the annual report as well as the Company’s website for more details. Changes in 2008 are summarized as follows:

The Company’s total proven and probable reserves increased by 20% or 1.6 million ounces to 9.6 million ounces as at year end 2008, compared to a year earlier.  Including depletion of 1.1 million ounces attributed to 2008 gold production, reserves increased by 2.7 million ounces.  The main contributors to the increase are the Rosebel mine and the Quimsacocha project, although reserve replacement was achieved at all continuing Company operations.

Upon the closing of the acquisition of Orezone, an additional 3.1 million ounces using a $600 per ounce gold price (or 3.4 million ounces using a $700 per ounce gold price) related to the Essakane project in Burkina Faso will be added to the Company’s proven and probable reserves.

Niobium proven and probable reserves increased by 36% to 137,800 tonnes of contained Nb2O5.  This presents an 18-year mine life at current production rates and a production expansion plan is being reviewed.

IAMGOLD CORPORATION - MD&&A - 2008

Results of Operations

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	2008	% Change	2007	% Change	2006(a)
Total operating material mined (000t)	44,392	23%	35,963	568%	5,382
Strip ratio(b)	4.0	11%	3.6	(5%)	3.8
Ore milled (000t)	8,309	11%	7,505	540%	1,173
Head grade (g/t)	1.3	8%	1.2	9%	1.1
Recovery (%)	92	(1%)	93	1%	92
Gold production – 100% (000 oz)	331	20%	276	590%	40
Attributable gold production – 95% (000 oz)	315	20%	263	590%	38
Gold sales – 100% (000 oz)	323	21%	267	521%	43
Gold revenue ($/oz)(c)	$871	24%	$705	13%	$625
Cash cost excluding royalties ($/oz)	$374	(2%)	$380	6%	$357
Royalties ($/oz)	92	28%	72	24%	58
Cash cost ($/oz)(d)	$466	3%	$452	9%	$415

(a)         For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(c)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

During 2008, the Rosebel mine recorded higher levels of mine production, mill throughput and gold production as compared to the prior year.  Mine production increased 23% in 2008 compared to the prior year as a result of a new and enhanced mining fleet, a revised pit design, increased efficiency realized in drilling, loading and hauling, and improved rainy season practices.

The Rosebel mine’s attributable gold production was 315,000 ounces in 2008, an increase of 20% compared to 263,000 ounces in 2007.  The increase in gold production was primarily due to increased milling rates and higher gold grades.  Mill throughput increased 11% during 2008 compared to the prior year due to higher ore availability and continuous improvement initiatives in the mill despite a larger quantity of hard ore processed during 2008. Gold grades were higher during 2008 as compared to the prior year as a result of mining alluvial ores, stockpiling lower grade ores and mining higher grade areas in the pit.

During 2007, the Rosebel mine produced 276,000 ounces compared to 40,000 ounces included in the Company’s 2006 consolidated results. The production for 2007 was 8% lower from the full year production in 2006 of 300,000 ounces. The decrease was due to fewer tonnes milled because of the change in the zones mined resulting in an ore mix containing additional hard rock which decreased grade and recovery in 2007 relative to the full year of 2006.  Production was also affected by a labor interruption in the first quarter of 2007.

IAMGOLD CORPORATION - MD&&A - 2008

The following table details the changes in cash cost per ounce of gold produced for the Rosebel mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Higher gold production	(63)
Increase energy cost	40
Increase cost of labor and consumables	17
Higher royalty expense	20
Increase in cash cost per ounce, compared to 2007	14

Cash costs were positively impacted by a 20% increase in gold production in 2008 compared to prior year.  Energy costs were higher as a result of increased costs of power, a rise in the worldwide prices for diesel fuel, and an increase in volume mined.  The cost of other inputs such as consumables and labor also increased during 2008 mainly to support the increased volumes in the operation.  In addition, royalty expenses were higher as a result of a rise in the gold price.  The acquisition of the EURO royalty in December 2008 decreased Rosebel mine’s cash costs for 2008 by $4 per ounce.

Capital expenditures relating to Rosebel in 2008 were $85.1 million as compared to $39.3 million in 2007.  The significant expenditures during 2008 consisted primarily of:
•	acquisition of mine equipment including twelve haul trucks, two production drills, a shovel, two dozers and four excavators ($29.2 million),
•	expansion and optimization of the mill ($28.5 million), and
•	reserve development ($9.6 million).

Highlights of productivity improvements and cost containment initiatives at the Rosebel mine include the following:

•	Mill expansion and optimization projects

Completion of the mill expansion and optimization projects has been extended to the second quarter of 2009, however, this extension has not adversely affected the production ramp-up schedule originally planned for the plant as sufficient installation of key circuit components have been completed within 2008 to allow higher throughputs to be initiated.  Additionally, total project capital costs are still forecast to be within the original plan.

The second ball milling line and the back-up transformer are expected to be completed by the first quarter of 2009.  The thickening area, the tailings pumping improvements and additions to the carbon stripping area are all expected to be commissioned by the second quarter of 2009.

To date, Rosebel has spent $38.7 million on the mill expansion and optimization projects which are expected to provide the following benefits:

▪
Annual mill throughput is now expected to increase up to 9.9 million tonnes of ore in 2009, while adding sufficient operational flexibility to increase throughput up to 11.0 million tonnes, should conditions support the use of the additional capacity.

▪	The additional capacity realized through the mill expansion will also eliminate the need for stockpiles in the long term.

▪	Extra leach tanks will allow for increased residence time to boost metallurgical recovery up to 95%.

IAMGOLD CORPORATION - MD&&A - 2008

•	Mining fleet optimization

The Rosebel mine continues to look for opportunities to optimize its mining fleet in order to increase mine production, reduce maintenance costs and improve fuel consumption.  A critical long-term focus is to maximize the use of additional mill capacity.  In the past two years, fifteen haul trucks have been replaced, and three additional haul trucks have been added to the mining fleet.

•	Re-designed mine plan

A re-design of the existing mine plan was completed during the second quarter of 2008.  The new mine plan aims at eliminating marginal ore, reducing the life-of-mine strip ratio from 4.0 to 3.8, and increasing profitability while maintaining the mine reserve grade at 1.2 grams per tonne.  The new mine plan was fully implemented during the third quarter of 2008.  The Company is re-examining its mine plan and implementing productivity enhancements with the goal of increasing production beyond the projected expansion.

•	Increase reserves

During 2008, over 64,700 meters were drilled at a total cost of $9.6 million.  Approximately 47% of the drilling focused on resource conversion to reserves, and the remaining activity was dedicated towards expanding the measured and indicated resource with minor amounts of condemnation drilling for waste dumps.

This campaign resulted in converting approximately 416,000 attributable contained ounces (or 13% of the 2007 reserve base) from resources to reserves.

•	EURO Ressources S.A. Royalty acquisition

In December 2008, the Company was successful in its efforts and acquired an 84.55% equity stake in EURO Ressources S.A. (“EURO”), which holds a participation royalty in the Rosebel mine.  As a result, cash costs for Rosebel decreased $4 per ounce for 2008.

Outlook:

Rosebel’s attributable production in 2009 is expected to be 325,000 ounces, in line with 2008 production. Rosebel’s 2009 cash cost will exclude the royalty payable to EURO. The EURO acquisition effectively reduces Rosebel’s cash cost by about $40-$50 per ounce at recent gold prices. Furthermore, this allowed for a lower cut-off grade to be applied to the calculation of reserves.

Capital expenditures of $55 million are planned for Rosebel in 2009. The major components include:

•
a 90,000 meter core drilling campaign at a cost of $14 million.  Approximately 33% of the drilling is expected to be focused on converting resources to reserves, approximately 53% is expected to be dedicated towards expanding the measured and indicated resource beyond the current level of 9.7 million attributable ounces, and the remaining 14% for condemnation drilling for waste dumps,

•	$8 million to complete the mill expansion, and
•	$10 million for additional mine equipment for expansion and as part of the on-going equipment replacement schedule.

IAMGOLD CORPORATION - MD&&A - 2008

Canada—Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	% Change	2007	% Change	2006(a)
Total operating material mined (000t)	454	(29%)	643	530%	102
Ore milled (000t)	456	(29%)	642	463%	114
Head grade (g/t)	8.4	27%	6.6	(1%)	6.7
Recovery (%)	96	-	96	-	96
Gold production (000 oz)	118	(10%)	131	470%	23
Gold sales (000 oz)	115	(5%)	121	426%	23
Gold revenue ($/oz)(b)	$878	25%	$701	11%	$629
Cash cost excluding royalties ($/oz)	$500	5%	$475	20%	$396
Royalties ($/oz)	48	(9%)	53	10%	48
Cash cost ($/oz)(c)	$548	4%	$528	19%	$444

(a)         For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

During 2008, the Doyon division produced 118,000 ounces of gold, a decrease of 10% compared to 131,000 ounces in 2007.  Gold production decreased due to lower throughput, partially offset by higher gold grades.  Tonnage mined in 2008 was lower by 29% compared to 2007 primarily due to the maturity of the mines, resulting in challenging ground conditions, narrower ore zones and smaller stopes being mined.  Gold production in the current year was positively impacted as a result of the mining of high grade ore and initiatives in milling to improve productivity.

In 2007, the Doyon division produced 131,000 ounces of gold compared to the attributed production of 23,000 ounces included in the Company’s consolidated results for 2006. The production for 2007 was 14% lower than the full year production in 2006 of 153,000 ounces.

The following table details the change in cash cost per ounce of gold produced for the Doyon division between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Lower gold production	57
Weakening of the US dollar	9
Lower cost of labor, energy and consumables	(37)
Higher by-product credits	(4)
Lower royalty expense	(5)
Increase in cash cost per ounce, compared to 2007	20

Royalty expenses have decreased during 2008 as a result of the Company acquiring the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation in July 2008 for $13.1 million in cash.  This transaction eliminates the royalty obligation on production from the Doyon mine which was 24.75% of the gold price above $375 per ounce.  The participation royalty also extended to the Westwood project.  This transaction lowered the Doyon division 2008 cash cost by approximately $31 per ounce for the year.  The impact on amortization expense as a result of the transaction is $20 per ounce for the year.  The Doyon division is working to lower unit mining costs by improving recovery in the plant, and through reducing dilution and mining of remnant ores from prior producing areas of the mines.

Cash costs were $528 per ounce for 2007 compared to $444 per ounce for the two-month period of ownership in 2006, an increase of 19%.  The increase in cash costs for 2007 was due to lower production on a full year basis and poor ground conditions at the Doyon mine.

IAMGOLD CORPORATION - MD&&A - 2008

Capital expenditures at the Doyon division during 2008 were $9.9 million and included the acquisition of the royalty payable to Barrick Gold Corporation and capitalized exploration.

Outlook:

The production of the Doyon division is expected to be approximately 79,000 ounces in 2009 as the Doyon mine reaches the end of production following the depletion of reserves and resources expected during the second quarter of 2009.  The Mouska mine is projected to continue operations until at least the end of 2009.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec.  In July 2008, the Company announced its commitment to aggressively develop a plan to accelerate the development of the Westwood deposit.

Highlights of the Westwood project are as follows:

•
The deposit consists of three mineralized zones, which are roughly parallel and spaced approximately 100 to 150 meters apart in plan view and are related to multiple veins and sulphide concentrations.  The Westwood deposit remains open both at depth and along strike on the three main zones.  Very significant intersections at a depth of 800 meters below previously identified mineralization were reported in December 2007 and follow-up drilling is underway.

•
In June 2008, the Westwood environmental and construction permits were granted, and surface site preparation and infrastructure construction began immediately, including work on the exploration shaft and collar foundation.  An exploration ramp, west of the Bousquet Fault, commenced in October 2008 and by year-end had been extended by 340 meters.  The ramp will provide better drilling access to the upper levels of the deposit above the 14th level exploration drift.

•
The exploration shaft, with a planned depth of 2,000 meters, commenced mid-August 2008, with the initial pilot hole being completed at a depth of 837 meters.  The subsequent raise bore progressed upward 333 meters by year-end.

•
As part of the $38.1 million expenditure in 2008, an $11.6 million advance payment was made on three hoists, $4.9 million was spent on site preparation and the head frame foundation, and $4.4 million was to commence the raise boring for the shaft and for the ramp development.  The majority of the remaining 2008 expenditures relate to 68,000 meters of drilling that were completed at Westwood during the year.

•
Preliminary assessment study:  In January 2009, the Company completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013, and with $86.0 million expenditures planned for 2009.  The study shows that during the first 13 years, production is expected to average about 200,000 ounces of gold per year at an average diluted grade of 8.1 g/t Au and with cash costs averaging $290 per ounce.  The operation is planned to generate pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years.

The preliminary assessment study shows a pre-tax internal rate of return of 13.2% using a gold price of $700 per ounce.  A Canadian per US dollar exchange rate of 1.25 was used.

IAMGOLD CORPORATION - MD&&A - 2008

•
Total capital expenditures estimate:  As per the preliminary assessment study, total capital expenditures to bring Westwood into production are estimated at $329 million, including exploration, mine development, surface facilities, underground construction, mobile equipment studies and support activities, indirect cost and a $12.0 million contingency.

•
Resources: In July 2008, the Company announced an increase to 3.2 million ounces of gold, using a 4 g/t Au cutoff and in the Warrenmac lens a new indicated resource of 70,000 ounces of gold.   Mineralization has been identified at Westwood from a 60 meter depth to as deep as 2,200 meters, with three sub-parallel zones that extend along a strike length in excess of 1.8 kilometers.  An important step to moving Westwood towards a commercial production decision is to increase the confidence level of the current resources and to establish geologic continuity.  The conversion to measured and indicated resources needs to be sufficiently advanced to start commercial production in 2013.

•
In 2008, a total of 68,000 meters of drilling were completed at Westwood of which 22,000 meters tested within the known resources and the remaining 46,000 meters were exploration holes both from surface and from the underground exploration drift (at a depth of 900 meters).  In 2009, a further 73,500 meters are planned of which 41,200 meters will contribute to upgrading existing inferred resources while the remaining 32,300 meters will systematically test the highest priority exploration target areas.

The 2009 planned capital expenditures to advance Westwood towards a definitive production decision are $86.0 million and will mainly be for the following:
1.	The raise boring will continue and be followed by the commencement of shaft sinking, which is expected to start during the second quarter of 2009 and reach a depth of 500 meters by the end of 2009;
2.	The ramp is to be driven a further 1,800 meters;
3.	An 850 meters by 6 meters bored ventilation raise will be started and completed in 2009;
4.
An additional 5,000 tonne bulk sample will be collected from the 14th lever exploration drift that will be combined with 5,000 tonnes already collected and this will be sent for pilot testing at the Doyon mill during the summer;

5.	Installation will commence on the hoist, headframe and support facility;
6.	Development work will include about 2,000 meters of drifting;
7.	Exploration drilling is planned at 32,000 meters;
8.	Valuation and definition drilling is planned at 41,000 meters.

In 2008, under the terms of an agreement entered into and in accordance with the applicable Canadian income tax legislation, the Company issued 928,962 flow-through common shares for C$8.5 million specifically relating to the Westwood project.  As of December 31, 2008, the Company had applied all of the flow-through share proceeds raised, to fund prescribed resource expenditures on the Westwood project.  Prior to December 31,  2008, the Company had filed, with tax authorities, documents to renounce the tax credits associated with these expenditures, and accounted for a future tax liability and corresponding reduction of shareholders’ equity of $1.0 million.

IAMGOLD CORPORATION - MD&&A - 2008

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	% Change	2007	% Change	2006(a)
Total operating material mined (000t)	156	(8%)	170	710%	21
Ore milled (000t)	157	(8%)	170	673%	22
Head grade (g/t)	12.9	3%	12.5	13%	11.1
Recovery (%)	97	-	97	-	97
Gold production (000 oz)	69	3%	67	738%	8
Gold sales (000 oz)	72	11%	65	829%	7
Gold revenue ($/oz)(b)	$874	25%	$702	12%	$629
Cash cost ($/oz)	$297	(17%)	$358	(17%)	$433
Royalties ($/oz)	6	n/a	-	-	-
Cash cost ($/oz)(c)	$303	(15%)	$358	(17%)	$433

(a)         For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Sleeping Giant produced 69,000 ounces of gold during 2008, an increase of 3% compared to 67,000 ounces in 2007.  Gold production for 2008 was higher mainly due to higher grade and higher tonnes hoisted during the part of the year when the mine was active compared to prior year.  Improved mining sequencing and the acceleration of the mining rate resulted in an earlier mine closure than originally expected. Active mining of ore and underground mucking at Sleeping Giant ceased during the third quarter of 2008 and the mill ceased operations in October 2008.  The mill clean-up activities realized additional production of 6,000 ounces.

Sleeping Giant produced 67,000 ounces of gold during 2007 compared to the attributed production of 8,000 ounces included in consolidated results for 2006.  The production for 2007 was approximately 46% higher than the full year production of 46,000 ounces in 2006, due to improved productivity attributed to training programs, lower dilution in certain areas of the mine, better grade and improved sequencing of mining activities.

The following table details the change in cash cost per ounce of gold produced for the Sleeping Giant mine between 2008 and 2007 between 2007 and 2006.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Higher gold production	(10)
Lower mining costs	(77)
Weakening of the US dollar	26
Higher royalty expense	6
Decrease in cash cost per ounce, compared to 2007	(55)

IAMGOLD CORPORATION - MD&&A - 2008

Sale of the Sleeping Giant Mine

On October 31, 2008, the Company completed the sale of the Sleeping Giant gold mine and related milling facilities to Cadiscor Resources Inc. ("Cadiscor"). The Sleeping Giant gold mine had ended its current reserve life at the end of October 2008.  Following the sale, the Company held (i) 5.2 million common shares of Cadiscor, representing approximately 12% of the then outstanding common shares of Cadiscor, (ii) warrants to purchase 1.0 million common shares of Cadiscor, exercisable at C$0.70 per share and expiring on December 31, 2010; and (iii) a C$3.5 million debenture, convertible into common shares of Cadiscor during each of the next three years at prices per share of C$0.47, C$0.51 and C$0.56, respectively.

The proceeds received in 2008 totaled $4.3 million resulting in a gain on disposal of assets of $2.6 million included in Other income in the statement of earnings.  The Sleeping Giant mine was part of the gold mine segment in Canada.

The shares held on December 31, 2008 are classified as financial assets available for sale given the Company does not exercise significant influence and these shares are traded on an active market.

The Company may also receive C$1.0 million in cash or equivalent value in Cadiscor common shares upon Cadiscor reaching a mill throughput threshold of 300,000 tonnes of ore processed.  In addition, the Company will retain a net smelter return royalty on future production from Sleeping Giant.  These additional considerations were not included in the total proceeds given the uncertainty of collection and will be recognized as collected.

Botswana—Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	% Change	2007	% Change	2006(a)
Total operating material mined (000t)	2,918	(61%)	7,480	22%	6,152
Strip ratio(b)	1.9	(65%)	5.4	(27%)	7.4
Ore milled (000t)	1,077	18%	909	32%	687
Head grade (g/t)	3.5	-	3.5	6%	3.3
Recovery (%)	84	(1%)	85	(4%)	89
Gold production (000 oz)	101	17%	86	32%	65
Gold sales (000 oz)	93	8%	86	32%	65
Gold revenue ($/oz)(c)	$670	8%	$621	4%	$598
Cash cost excluding royalties ($/oz)	$324	(37%)	$513	13%	$453
Royalties ($/oz)	43	23%	35	17%	30
Cash cost ($oz)(d)	$367	(33%)	$548	13%	$483

(a)         For the period of March 23, 2006 to December 31, 2006, following the GGL acquisition.
(b)         Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(c)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production during 2008 was 101,000 ounces, an increase of 17% from the 86,000 ounces produced in 2007.  The increase in gold production was due to higher mill throughput as compared to 2007, partially offset by marginally lower recoveries.  The increase in throughput compared to 2007 was a result of an increase in crusher availability, higher SAG and ball mill availability, and a higher instantaneous throughput rate.

IAMGOLD CORPORATION - MD&&A - 2008

In 2008, the Mupane mine transitioned from contractor mining to owner mining. The services of the previous mining contractor were deemed no longer necessary in 2008 as larger mining equipment was not required to mine the bottom of the pit.  The previous mining contractor was demobilized during the first quarter of 2008 and was replaced, on a temporary basis, with a local mining contractor utilizing smaller equipment to reduce congestion in the pit and lower unit costs and overheads.  In July 2008, the Mupane mine started the transition to owner-mining using new equipment redeployed to Botswana from another site.  This initiative increased the mineable mineral reserves by 64,000 ounces and provides further opportunities for increases in the future.  A large majority of the operators for the new equipment and supervisors were hired locally, already having good experience with the previous mining contractor.  Consequently, the mine has been able to commence mining at a fully productive level and with minimal training required.

The extended life-of-mine will result in a decline in depreciation due to higher reserves, partially offset by depreciation of the new mining fleet.

Gold production for 2007 was 86,000 ounces of gold compared to the attributed gold production of 65,000 ounces included in consolidated results for 2006.

The following table details the change in cash cost per ounce of gold produced for the Mupane mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Higher gold production	(81)
Lower mining costs	(137)
Higher consumables	29
Higher royalty expense	8
Decrease in cash cost per ounce, compared to 2007	(181)

Cash costs per ounce of gold were lower in 2008 compared to 2007, as a result of higher gold production and lower mining costs following the transition from large contractor mining to smaller contractor mining and, eventually, to owner-mining. Cash costs increased as a result of higher consumables prices and consumption levels.  Royalty costs increased as a result of higher market prices for gold and higher gold sales volumes.

Cash costs of $548 per ounce in 2007 were higher than 2006 by 13% due to lower production, higher mill consumables such as cyanide and grinding balls, fuel, tire and maintenance costs, and longer haulage distances. In addition, higher mining contract costs experienced with the third party contractor, related to fuel price increases, contributed to increased overall costs for 2007.

Capital expenditures for 2008 were $2.2 million and were mostly the result of the transition to owner mining.  Capital expenditures in 2007 were $1.1 million, mainly for the purchase of a new oxygen plant and to raise the tailings dam.

Outlook:

Production is expected to decrease in 2009 to 80,000 ounces of gold as a result of lower gold grades.  Capital expenditures in 2009 are expected to be $2.2 million.

Mupane forward sales contracts:

As at December 31, 2008, the remaining Mupane forward sales contracts acquired on the acquisition of Gallery Gold Limited were as follows:

	Forward Sales	Average Forward	Liability
Year	oz	Price ($/oz)	(in $ millions)
2009	43,888	407	10.5

IAMGOLD CORPORATION - MD&&A - 2008

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During 2008, the required 77,776 ounces of gold were delivered under the forward sales contracts equal to the number of ounces delivered in 2007.  Spot sales were 14,730 ounces of gold during 2008 compared to 8,580 ounces during 2007.

Revenues at Mupane were comprised of the following:

(in $ millions)	2008		2007		2006(a)
	$		$		$
Gold spot sales		12.8		5.9		4.2
Gold forward sales contracts		31.3		31.3		23.5
Gold forward sales liability amortization		17.9		16.4		11.3
Silver sales		0.1		0.2		-
		62.1		53.8		39.0

(a)      For the period of March 23, 2006 to December 31, 2006, following the GGL acquisition.

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results

	2008	% Change	2007	% Change	2006
Total operating material mined (000t)	9,158	(12%)	10,458	17%	8,904
Strip ratio(a)	3.0	(19%)	3.7	12%	3.3
Ore milled (000t)	1,564	(1%)	1,580	(14%)	1,832
Head grade (g/t)	3.9	5%	3.7	(5%)	3.9
Recovery (%)	83	6%	78	(9%)	86
Attributable gold production (000 oz)	172	23%	140	(26%)	190
Attributable gold sales (000 oz)	172	19%	144	(23%)	188
Gold revenue ($/oz)(b)	$873	24%	$704	16%	$607
Cash cost excluding royalties ($/oz)	$337	(6%)	$358	51%	$237
Royalties ($/oz)	52	21%	43	19%	36
Cash cost ($oz)(c)	$389	(3%)	$401	47%	$273

(a)      Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)      Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production for 2008 was 172,000 ounces, an increase of 23% from the 140,000 ounces produced in 2007.  Gold production increased as a result of higher gold recoveries and higher gold grades with similar levels of throughput.  Gold recoveries were higher during 2008 compared to prior year due to higher percentage of oxide ores being treated. In addition, absolute recovery for both sulphide and oxide ores were higher as a result of the gravity circuit commissioned during 2008.  Despite a higher milling rate, lower overall plant utilization resulted in throughput being lower in the current year compared to the prior year.

Gold attributable production for 2007 was 140,000 ounces, a decrease of 26% from the 190,000 ounces produced in 2006.  The decrease in production was due to a lower recovery as a result of processing more soft sulphide material which required a longer retention time, and was therefore processed at a reduced throughput in 2007.

IAMGOLD CORPORATION - MD&&A - 2008

The table below details the change in cash cost per ounce of gold produced for the Sadiola mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Higher gold production	(66)
Higher energy costs	30
Higher cost of labor, and consumables	15
Higher royalty expense	9
Decrease in cash cost per ounce, compared to 2007	(12)

Cash costs per ounce of gold decreased during 2008 compared to 2007 primarily as a result of higher gold production from 2007.  This was partially offset by an increase in energy costs as the worldwide prices for diesel fuel increased.  Cost of other inputs such as consumables and labor also increased during the current year. The mine was able to mitigate increases in costs by successful initiatives in increasing hauling and excavation efficiencies, optimizing labor costs and reducing cement additions.  Royalty expenses were higher as a result of a rise in gold prices and higher gold production.

Sadiola distributed dividends of $110.0 million in 2008 of which the Company’s share was $41.8 million compared to a dividend of $22.5 million of which the Company’s share was $8.6 million in 2007.

The Company’s attributable portion of capital expenditures during 2008 was $3.3 million compared to $5.8 million in 2007 was mainly for the deep sulphide study, installing a gravity concentrator in the mill circuit and capitalized exploration.

The current plan at Sadiola indicates a mine life to 2013, using existing oxide reserves and stockpiles.  The deep sulphides, which occur beneath the pit, have the potential to further extend the mine life and a new study is to be completed by the fourth quarter of 2009.

Outlook:

Attributable production in 2009 is expected to decrease to 132,000 ounces due to lower gold grades. The Company’s attributable capitalized expenditures planned in 2009, of $3.0 million, will be mainly related to infrastructure projects and capitalized exploration. Sadiola has launched initiatives in the following areas to continue to control costs and maximize efficiencies:
•	reduction of cyanide and steel ball consumption,
•	improvement in engineering availability,
•	improved planning of drilling and blasting,
•	improved procurement standards to reduce supply inventory levels and reduce freight, and
•	renegotiated drilling contracts ensuring rates conform to new economic conditions.

IAMGOLD CORPORATION - MD&&A - 2008

Mali—Yatela Mine (IAMGOLD interest – 40%)
Summarized Results

	2008	% Change	2007	% Change	2006
Total operating material mined (000t)	3,379	34%	2,516	(17%)	3,041
Capitalized waste mined - pit cutback (000t)	684	(80%)	3,502	30%	2,699
Strip ratio(a)	5.7	119%	2.6	4%	2.5
Ore crushed (000t)	1,088	(12%)	1,232	(4%)	1,282
Head grade (g/t)	2.1	(36%)	3.3	(20%)	4.1
Attributable gold stacked (000 oz)	73	(44%)	131	(21%)	165
Attributable gold production (000 oz)	66	(45%)	120	(15%)	141
Attributable gold sales (000 oz)	66	(45%)	121	(15%)	142
Gold revenue ($/oz)(b)	$875	27%	$688	14%	$606
Cash cost excluding royalties ($/oz)	$461	163%	$175	(6%)	$187
Royalties ($/oz)	53	26%	42	14%	37
Cash cost ($oz)(c)	$514	137%	$217	(3%)	$224

(a)      Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)      Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production in 2008 was 66,000 ounces, a decrease of 45% compared to the 120,000 ounces produced in 2007.  Gold production decreased in 2008 as a result of a 36% decline in gold grades compared to the previous year.  Gold grades decreased due to lower fresh ore availability and since a greater proportion of low grade marginal ore from stockpiles was processed in 2008 compared to the previous year.  The mine reached fresh, higher grade ore in the fourth quarter of 2008.

Gold attributable production for 2007 was 120,000 ounces, a decrease of 15% from the 141,000 ounces produced in 2006.  The decrease in 2007 compared to 2006 was a result of fewer tonnes being stacked and lower stacked grade. In addition, an increase in the hardness of the crushed material, a decrease in head grade, and an abnormally heavy rainy season contributed to lower gold production in 2007.

The following table details the change in cash cost per ounce of gold produced for the Yatela mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase due to:
Lower gold production	145
Higher capitalized waste in prior year	100
Higher cost of labor and energy	41
Higher royalty expense	11
Increase in cash cost per ounce, compared to 2007	297

Cash costs were higher during 2008 compared to 2007 as a result of lower gold production and higher waste costs capitalized in the prior year compared to the current year. Waste capitalized decreased in the current year as the strip ratio of the Yatela push back decreased and the ore body was accessed in the fourth quarter of 2008.  Starting in November 2008, all waste stripping costs are being expensed and amortization of capitalized stripping costs is being recorded.

IAMGOLD CORPORATION - MD&&A - 2008

During 2008, the Yatela mine finalized details with a new mining contractor to carry out mining operations that is expected to result in an estimated cash cost savings of $40 per ounce compared to previous operating costs.  The new contractor started providing mining services during the third quarter of 2008.  The transition to the new mining contractor has gone smoothly.  Mining has ramped up rapidly to full capacity and the organization absorbed many trained operators from the previous contractor.  The mine was able to mitigate increases in costs by successful initiatives in increasing hauling and excavation efficiencies, optimizing labor costs and reducing cement additions.

Cash costs in 2007 were lower than in 2006 mainly due to higher capitalized waste and a reduction in reagent consumption.

The Company’s attributable portion of capital expenditures in 2008 was $6.4 million compared to $12.4 million in 2007. Capital expenditure in 2008 was related to costs of additional heap leach pads and capitalized stripping.

There have been no dividend distributions in 2008.  During 2007, Yatela distributed a dividend of $80.0 million of which the Company’s share was $32.0 million.

Outlook:

Attributable production is expected to increase to 88,000 ounces of gold in 2009 due to a higher gold grade mined. Attributable capitalized expenditures of $0.5 million are expected in 2009.  Yatela has launched initiatives to reduce cyanide and diesel fuel consumption, and reduce downtime at the run-of-mine pad during the rainy season.

Mine operations at the Yatela mine are expected to cease mid-2010 while gold production on the leach pads is expected to continue into early 2011.

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results

	2008	% Change	2007	% Change	2006
Total operating material mined (000t)	16,850	(1%)	17,061	1%	16,813
Capitalized waste mined (000t)	5,897	24%	4,773	114%	2,235
Strip ratio(a)	3.2	-	3.2	-	3.2
Heap Leach:
Ore crushed (000t)	3,128	(1%)	3,149	(2%)	3,225
Head grade (g/t)	1.0	-	1.0	(17%)	1.2
Attributable gold stacked (000 oz)	103	(1%)	104	(13%)	120
Attributable gold production (000 oz)	68	(8%)	74	(15%)	87
Mill:
Ore milled (000t)	1,054	(2%)	1,073	12%	962
Head grade (g/t)	1.6	7%	1.5	(12%)	1.7
Recovery (%)	97	-	97	-	97
Attributable gold production (000 oz)	51	2%	50	2%	49
Total attributable gold production (000 oz)	119	(4%)	124	(9%)	136
Total attributable gold sales (000 oz)	119	(4%)	124	(9%)	136
Gold revenue ($/oz)(b)	$874	26%	$695	15%	$602
Cash cost excluding royalties ($/oz)	$495	32%	$374	18%	$318
Royalties ($/oz)	26	24%	21	17%	18
Cash cost ($oz)(c)	$521	32%	$395	18%	$336

(a)      Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)      Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&&A - 2008

Attributable gold production in 2008 was 119,000 ounces as compared to 124,000 ounces in 2007.  Tonnes mined were lower during 2008 compared to 2007 due to radial tire shortages experienced during the second quarter.  Gold production from the heap leach plants was 8% lower as a result of lower recoveries in the heap leach pads compared to the prior year.  Lower recoveries in the heap leach are the result of delayed CIL expansion as harder ore primarily used in the CIL plant had to be used to feed the heap leach pads.  Gold production in the carbon-in-leach process during 2008 was marginally higher than 2007 as a result of higher gold grades partially offset by lower throughput.  The feed to the CIL plant was lower as a result of the CIL expansion tie-in activities that impacted on plant availability.  The CIL expansion was successfully commissioned at the end of 2008 with a nameplate capacity of 36,000 tonnes per day which equates to 1,000,000 tonnes per month.

Total gold attributable production for 2007 was 124,000 ounces, a decrease of 9% from 2006 due to an unusually high seasonal rainfall which resulted in fewer tonnes stacked and a reduction in the stacked grade.

The following table details the change in cash cost per ounce of gold produced for the Tarkwa mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase due to:
Lower gold production	17
Higher mining contractor costs	9
Higher cost of labor	8
Higher cost of power	15
Higher cost of consumables	72
Higher royalty expense	5
Increase in cash cost per ounce, compared to 2007	126

Mining contractor costs were higher during 2008 compared to 2007 as a result of higher cost of diesel.    Power costs were higher as the Ghanaian electricity supply corporation increased power tariffs during 2008.  Consumable costs increased as a result of an increase in tires, explosives and cyanide costs.  Royalty expenses were higher as a result of a rise in the gold price.  The tire retread facility commissioned during the first quarter of 2008 helped increase fleet productivity during the year.

Cash costs per ounce were $395 in 2007 compared to $336 in 2006. The increase over 2006 was a result of higher fuel, maintenance, cyanide, cement and power generation costs.

The CIL expansion project at the Tarkwa mine was substantially completed during December 2008 with all of the primary process equipment installed and operating and the plant achieving the nameplate throughput capacity.  During the first quarter of 2009, installation of remaining ancillary equipment has been completed and the whole plant is finalizing commissioning and tuning work.  The Company’s attributable portion of capital expenditures during 2008 was $48.4 million compared to $32.0 million in 2007.  Capital expenditures during 2008 were related to the CIL expansion project, expansion of the North Heap leach, capitalized waste stripping, additional primary mining fleet, high pressure grinding roll plant, and the relocation of an electrical transformer sub-station. Capital expenditures in 2007 were mainly for capitalized waste stripping, expansion of the CIL plant and the north heap leach expansion.

There were no cash distributions from Tarkwa during 2008 and 2007. In 2009, the Company invested $6.6 million in Tarkwa due to a temporary cash shortage faced by the operations as a result of timing of the capital expenditures. It is expected that with current cash flow projections, this amount will be repaid during 2009.

Outlook:

Attributable production is expected to increase to 136,000 ounces of gold in 2009. Production is expected to increase primarily due to higher mill throughput made possible by the CIL expansion, partially offset by lower production on the heap leach.  Capitalized expenditures of $33.2 million planned in 2009 will mainly relate to capitalized waste stripping, replacement of mining equipment and installation of a high pressure grind roll to test improvement in heap leach recoveries.

IAMGOLD CORPORATION - MD&&A - 2008

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	2008	% Change	2007	% Change	2006
Total operating material mined (000t)	4,984	34%	3,721	4%	3,579
Capitalized waste mined - pit cutback (000t)	145	(93%)	2,076	7%	1,934
Strip ratio(a)	4.8	(6%)	5.1	13%	4.5
Ore milled (000t)	877	(4%)	917	(9%)	1,006
Head grade (g/t)	1.4	17%	1.2	(14%)	1.4
Recovery (%)	93	-	93	-	93
Attributable gold production & sales (000 oz)	37	9%	34	(17%)	41
Gold revenue ($/oz)(b)	$874	26%	$696	16%	$601
Cash cost excluding royalties ($/oz)	$650	27%	$512	35%	$378
Royalties ($/oz)	26	24%	21	17%	18
Cash cost ($oz)(c)	$676	27%	$533	35%	$396

(a)      Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)      Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production during 2008 of 37,000 ounces was higher than the 34,000 ounces in 2007.  The increase in gold production compared to the prior year was mainly due to higher gold grades partially offset by lower mill throughput. Gold grades were higher as the main ore body of the Damang pit cutback was reached during the current year.

Attributable gold production for 2007 was 34,000 ounces, a decrease of 17% from 2006 due to lower mill throughput resulting from mechanical problems with the primary crusher, and lower grade ore accessed in the Damang pit compared to the prior year.

The following table details the change in cash cost per ounce of gold produced for the Damang mine between 2008 and 2007.

($/oz of gold produced)	2008
$/oz
Increase (decrease) due to:
Higher gold production	(46)
Higher mining contractor costs	57
Higher capitalized waste in prior year	81
Higher cost of labor	11
Higher cost of power	17
Higher cost of consumables	18
Higher royalty expenses	5
Increase in cash cost per ounce, compared to 2007	143

Mining contractor costs in 2008 were higher compared to 2007 as a result of higher tonnage mined, longer haulage distances and higher cost of diesel.  During the second quarter of 2008, capitalization of stripping costs related to the cutback ceased as the main body of ore was accessed.  All stripping costs are now being expensed and amortization of capitalized stripping costs is being recorded.  Power cost increased during 2008 as the Power Authority of Ghana raised power tariffs.  Royalty expenses were higher as a result of a rise in gold prices.

IAMGOLD CORPORATION - MD&&A - 2008

The Damang mine is currently focusing on lowering contract mining costs and improved blasting techniques.  In April 2008, illegal miners had invaded the Rex project area.  The illegal miners were peacefully removed and mining commenced at the Rex pit where 57,000 tonnes were mined during the quarter.

Cash costs in 2007 increased over 2006 as a result of higher fuel, maintenance, cyanide, consumable and on-site power generation costs, as well as lower production.  Rising fuel costs in 2007 included increased consumption of fuel due to the need to generate power as the government of Ghana began to require companies to reduce their power consumption from the Ghanaian power grid by 50%, beginning mid-2006.

The Company’s attributable portion of capital expenditures during 2008 was $3.9 million compared to $6.2 million in 2007. Capital expenditures in 2008 were primarily on waste mining, dewatering of the cutback pits, tailings storage facility, repair of primary crusher shells and shaft, compensation to farmers adjacent to the Rex pit, and new resource conversion drilling.

In 2008 and 2007, Damang did not make any cash distributions.  Future cash distributions were not expected until the completion of the pit deepening in 2008.  Attributable portion of cash held at Damang accounted for as working interest totaled $1.0 million as at December 31, 2008 and 2007.

Outlook:

Production is expected to increase to 40,000 ounces of gold in 2009 due to higher gold grades. Capitalized expenditures of $2.3 million planned in 2009 will mainly relate to the satellite pit project to extend mine life, replacement of generators and other sustaining capital.

Canada—Niobec Mine (IAMGOLD interest – 100%)
Summarized Results
100% Basis

	2008	% Change	2007	% Change	2006(a)
Total operating material mined (000t)	1,801	18%	1,530	505%	253
Ore milled (000t)	1,788	11%	1,618	547%	250
Grade (% Nb205)	0.62	(5%)	0.65	3%	0.63
Niobium production (000 kg Nb)	4,396	2%	4,300	602%	613
Niobium sales (000 kg Nb)	4,201	(3%)	4,337	559%	658
Operating margin ($/kg Nb)(b)	$19	90%	$10	100%	$5

(a)	For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition
(b)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

The Niobec mine is a non-gold producing asset.  It represents the only North American source of pyrochlore in operation, and one of only three major producers of niobium worldwide.

During 2008, demand for niobium remained strong while North America and to some extent, the European Union, experienced economic weakness.  Asian countries, mainly China, continued to show strong demand.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increase the usage of niobium per tonne of steel produced.  Niobium prices, like demand, have continued to rise sharply during 2008, as did most consumables tied to the production of steel.  The liquidity crisis in the financial markets and the continuing global economic slowdown could potentially have an adverse impact on future demand and prices.

IAMGOLD CORPORATION - MD&&A - 2008

Niobium production during 2008 was 4.4 million kilograms, an increase of 2% compared to 4.3 million kilograms in 2007.  The increase in production was a result of increased tonnage hoisted and processed partially offset by lower grades and recoveries.  The operating margin per kilogram of niobium continued to expand and increased during 2008 by 90%, compared to 2007.  During 2008, niobium revenues were $143.1 million, as compared to $107.8 million in 2007 as a result of a 37% increase in the realized niobium price partially offset by a 3% decrease in sales volume.

Capital expenditures during 2008 were $22.9 million primarily related to shaft deepening, underground expansion and deferred development, construction of a settling pond and pumping station, and on a pilot project to increase mill recoveries.

Capital expenditures in 2007 totaling $20.4 million were mainly attributed to investments in a new hoist and headframe extension, underground infrastructure, equipment and deferred development.

The Company completed a technical report for the Niobec mine in February 2009.

Highlights of productivity improvements and cost containment initiatives at the Niobec mine include the following:

•	Increase in reserves

In June 2008, the Company announced the positive results of the feasibility study for the paste backfill system which continues to increase the contribution of the Niobec mine.  A technical report has been prepared that shows that the paste backfill system will enable the extraction of more ore grade material and result in an immediate increase of the current reserves.  As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year.  Detailed engineering on design of the paste backfill facility is underway.  The construction of the paste backfill plant and underground development should be completed by mid-2010 at an estimated capital cost of $12.0 million, and provide an estimated rate of return of over 20% at long-term niobium prices.  The potential to realize additional tonnage from the current mining levels through the use of paste backfill is also being investigated.

In February 2009, the Company announced that proven and probable reserves as at December 31, 2008 increased 36% to 137,800 tonnes of contained Nb2O5.  This represents an eighteen-year mine life at current production rates and a production expansion plan is being reviewed.  Inferred resources increased significantly by 72% to 69,000 contained tonnes of Nb2O5.  The significant increases to reserves and resources are attributable to an increased long-term price assumption for niobium (at levels 30% below the currently realized price) and the planned use of paste backfill technology that will facilitate expanded extraction ratios on the lower levels.

•	Pilot test to increase mill recoveries

Pilot plant testing of a Kelsey Jig unit, which may allow Niobec to realize a potential recovery improvement, was performed during the fourth quarter of 2008.  Results will be used for an economic evaluation on installing a full scale unit in the future.

Outlook:

Niobec mine’s production for 2009 is expected to be at similar levels as in 2008.

In 2009, capital expenditures at Niobec of $56 million will facilitate significant increases in production, reserves and resources.  The major components include:
•
$30 million for a mill expansion to be completed in the third quarter of 2010 that will allow a production increase of up to 25%.  This project includes a new water pumping station with increased capacity to service the expanded mill.

•	$9 million for the construction of the backfill plant and underground piping network to be completed in mid 2010.

IAMGOLD CORPORATION - MD&&A - 2008

Exploration and Development

The Company has a significant exploration and development program.  In 2008, the Company spent $83.5 million on exploration and development stage projects compared to $74.9 million in 2007 and $28.2 million in 2006.  The total includes greenfields exploration, near-mine exploration and development, and development stage projects in the Company’s project pipeline.  Impairment charges of $97.0 million were accounted for in 2008 in relation with exploration projects compared to $5.9 million in 2007.  Refer to discussion on impairment charges included in this MD&A.

Expenditures on greenfields exploration in 2008 were $29.8 million including $4.6 million of capitalized expenditures and $3.1 million expensed costs at Buckreef in Tanzania.  Greenfields work totaling $22.1 million was carried out at more than fifteen early stage projects in eight countries of South America and Africa.  As part of the Company’s emphasis on organic growth, a total of 77,000 meters of drilling were completed on eleven projects.

Near-mine exploration and development expenditures totaled $20.4 million with $13.0 million and $7.4 million in capitalized and expensed expenditures respectively.  More than half of the total relates to near-mine exploration work at Rosebel, as part of a 64,800-meter diamond drilling program that successfully replaced and expanded the year-end mineral reserves within and near the known deposits.  Near-mine expenditures of $6.5 million at the Doyon mine were part of a deep drilling program beneath and adjacent to the current operation.

Expenditures at development stage projects including Westwood, Quimsacocha, Camp Caiman, and La Arena, were $33.3 million in 2008.  Capitalized expenditures of $27.1 million related to Westwood as described in the Doyon division on page 25.  Spending at the three other properties were reduced and reflected lower activity.

Exploration and development expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2008	$	$	$
Operating mines – segment(1)	13.0	7.4	20.4
Development projects(2)	32.3	1.0	33.3
Greenfields exploration projects(3)	4.6	25.2	29.8
	49.9	33.6	83.5
2007	$	$	$
Operating mines – segment(1)	23.2	5.7	28.9
Development projects(2)	17.5	-	17.5
Greenfields exploration projects(3)	5.7	22.8	28.5
	46.4	28.5	74.9
2006	$	$	$
Operating mines – segment(1)	2.2	3.1	5.3
Development projects(2)	5.5	-	5.5
Greenfields exploration projects(3)	5.3	12.1	17.4
	13.0	15.2	28.2

(1)
Capitalized and expensed exploration related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the consolidated financial statements, and are discussed in the results of operations section of this MD&A.

(2)	Development capitalized projects, which are distinct from mine activities, are discussed below in the following sections.
(3)	Greenfields exploration expensed projects, which are distinct from mine activities, are discussed below in the following sections.

IAMGOLD CORPORATION - MD&&A - 2008

Outlook – Exploration and Development

The Company is searching for quality acquisition opportunities and will pursue the discovery of new deposits in 2009.  The planned and approved capitalized and expensed exploration and development for 2009 is $152.2 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2009	$	$	$
Operating mines – segment	16.3	4.0	20.3
Development projects	96.2	-	96.2
Greenfields exploration projects	1.8	33.9	35.7
	114.3	37.9	152.2

Capitalized expenditures for operating mines mainly include the Westwood project and the Quimsacocha feasibility and the underground development and drilling at the Rosebel gold mine.

Planned greenfields exploration projects are for programs and offices in eleven countries of South America, Africa as well as in Canada.

IAMGOLD CORPORATION - MD&&A - 2008

The Company’s exploration and development expenditures were as follows:
(in $ millions)	2008	2007	2006
Capitalized Development expenditures(1)	$	$	$
South America
Ecuador – Quimsacocha	2.5	3.4	5.0
French Guiana – Camp Caiman	1.5	10.9	-
Peru – La Arena	1.2	3.2	0.5
Africa
Tanzania – Buckreef	4.6	5.5	4.1
Botswana	-	0.2	1.2
	9.8	23.2	10.8
Capitalized Exploration & Development
Operating mines – segment(2)
Suriname	10.6	9.8	0.8
Canada	28.0	11.3	0.5
Mali	1.4	2.0	0.8
Niobium	0.1	0.1	0.1
	40.1	23.2	2.2
Expensed Exploration
Greenfields exploration(3)
South America	18.5	13.5	7.6
Africa	6.7	8.0	3.8
Canada	1.0	(0.2)	0.1
Australia	-	1.5	0.6
	26.2	22.8	12.1
Operating mines – segment(2)
Canada	5.7	0.8	0.9
Botswana	-	0.6	0.3
Mali	1.7	1.5	0.2
Other	-	2.8	1.7
	7.4	5.7	3.1
Total Expensed	33.6	28.5	15.2
Total	83.5	74.9	28.2

(1)	Development expenditures, which are distinct from mine activities, are discussed below.

(2)
Capitalized and expensed exploration related to activities within a mine area are included in mines assets and within the segmented information found in the notes to the consolidated financial statements.  Expenditures are discussed in the results of operations section of this MD&A.

(3)	Greenfields exploration expensed projects, which are distinct from mine activities, are discussed below.

IAMGOLD CORPORATION - MD&&A - 2008

Capitalized Development Projects

South America - Ecuador—Quimsacocha

Work in Ecuador was directed entirely on the Quimsacocha project, an advanced exploration project with an indicated resource of 33 million tonnes at an average grade of 3.2 grams per tonne of gold, indicating 3.3 million ounces of gold.  A mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation.

Ecuador’s National Assembly ratified a new Mining Law on January 26, 2009.  The next step is for companies to sign individual exploitation licenses with the Ministry of Mines and Petroleum.  Concurrently, the government will proceed with the development of mining and environmental regulations to support the Mining Law.  Upon signing a satisfactory exploitation contract with the government, the Company will proceed with the remaining studies.  A final feasibility study for Quimsacocha is expected to take approximately 12 months to complete at a cost of $14 million.

On July 29, 2008, the Company released results of the pre-feasibility study of the Quimsacocha project.  The study shows that during the first three years of production, Quimsacocha would produce an average of 224,000 ounces of gold per year at an average grade of 7.1 grams per tonne of gold, with cash costs averaging $214 per ounce before royalties and profit sharing.  The operation would generate, over the first three years, a pre-tax cash flow of $352 million.  Over a projected mine life of 7.5 years, the current deposit would produce an average of 202,000 ounces of gold per year at an average cash cost of $272 per ounce (no royalties or profit sharing included), generating a pre-tax operating cash flow of $669 million. Capital expenditures up to commercial production, including all expenditures on development studies, are estimated at $337.1 million including a contingency of $45 million.  The study shows an internal rate of return, using undiscounted cash flow, of 21.3% (pre-tax and government royalties) and has an estimated payback of 3 years.  If the finalization of the Mining Law and receipt of permits occur in 2009, construction of the Quimsacocha project is targeted to commence in the second half of 2010 with commercial production in 2012.  By the second half of 2010, the Company will complete a final feasibility study, while pursuing its work on both the environmental and social impact assessments.

If the Company is unable to reach an agreement with the Government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company believes the Government of Ecuador will deliver on its promises of implementing new mining and environmental laws and regulations that will allow large scale mining to proceed and support the economic development of the country.  The Company will continue to monitor the situation.

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  In January 2008, the Company’s application to begin construction of the Camp Caiman project was refused by the French Government.  The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step.  This working document has been circulated to a group of stakeholders for review, providing  the  context  for  mining  development  and recommends areas for mineral  development,  as well as outlining environmentally sensitive areas that  they  suggest  should  be  considered for exclusion.  Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time the Company will be actively working with government officials and key stakeholders to develop a plan that would permit development of the Camp Caiman deposit using an alternative approach, subject to appropriate restrictions and regulations.  Following the period of consultation, the government is expected to prepare the final mining framework.

IAMGOLD CORPORATION - MD&&A - 2008

If the Company is unable the reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  In order to protect the interests of the Company’s shareholders for damages incurred to date, a legal action has been filed and the appropriate legal claims have been prepared for filing.  The Company’s objective remains to bring the Camp Caiman project into production.

South America – Peru – La Arena

In early 2008, the Company announced it had entered into an agreement for the sale of its Peruvian development gold-copper La Arena project.  The sale was contingent on financing arrangements with the buyer.  Due to the constraints of the current credit markets, alternative financial structures are being considered by the buyer to conclude the transaction.  The Company has received additional expressions of interest for the property from other parties.  In addition, the Company will continue to assess the option of developing the property.

Africa – Tanzania – Buckreef

Work in Tanzania focused almost exclusively on the exploration and evaluation of the Buckreef project, located in the Lake Victoria Goldfields in northern Tanzania.  Buckreef is an advanced exploration project containing a measured and indicated resource of 15.9 million tonnes at an average grade of 2.0 grams per tonne of gold, indicating 1.0 million ounces of gold.

As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111.6 million ($98.9 million after impact of income taxes) was recorded in the fourth quarter of 2008.

Africa - Botswana

During 2008, near mine exploration and resource development consisted of 5,148 meters of reverse circulation and diamond drilling within the Mupane mining lease.  Additionally, 11,321 meters of reverse circulation drilling was carried out for grade control in the Tau pit located near the main Mupane pit.  An aggregate 10,439 meters of exploration drilling, using a combination of diamond and reverse circulation, was carried out on the Signal Hill and Molomolo resources located approximately 25 kilometers south-east of Mupane mine, and on the Golden Eagle prospect located about 25 kilometers northwest of the mine site.  Reverse circulation drilling for grade control, chiefly at Signal Hill and Molomolo, totaled 16,799 meters.  For 2009, exploration will mainly be focused on Golden Eagle to determine the extent of the resource.

Burkina Faso - Essakane project

On February 25, 2009, the Company completed the acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa.  As part of the transaction, several of Orezone’s exploration properties, not related to the Essakane development project have been spun out into a new exploration company (“Orezone Gold”).  Pursuant to the transaction, the Company acquired all of the outstanding shares of Orezone, with each Orezone shareholder receiving 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold.  A total of 28.8 million of the Company’s shares were issued to Orezone shareholders.

The Essakane project is fully permitted and under construction.  A feasibility study dated July 2008 indicates probable reserves of 3.1 million ounces using a $600 per ounce gold price (reserves of 3.4 million ounces using a $700 per ounce gold price) and measured and indicated resources of 4.0 million ounces.  Average gold production is expected to be approximately 315,000 ounces over the mine life at an average cash operating cost of $358 per ounce, using a $600 per ounce gold price and an $85 per barrel oil price.  Construction commenced in September 2008 and full production is anticipated to commence in the second half of 2010, requiring a remaining capital expenditure of approximately $350 million to be invested by that time.

IAMGOLD CORPORATION - MD&&A - 2008

Merrex, Mali

In December, 2008, the Company entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project in Mali, West Africa, by spending C$10.5 million over four years.  As part of the agreement, the Company subscribed for 4,285,714 units through a C$1.5 million private placement, resulting in the Company holding approximately 6.5% of Merrex.  Each unit is comprised of one common share of Merrex and one 12-month common share purchase warrant, exercisable at C$0.45 per share.

The Siribaya gold project consists of a 700 square kilometer land package in western Mali that covers two major regional structural trends that hold significant potential for economic gold mineralization.  Merrex has spent over C$8.0 million to date on exploration at Siribaya and has reported significant gold intersections along a two-kilometer segment of an anomalous gold trend that extends for more than six kilometers within the land package.

Greenfields Exploration Expenses

During 2008, the Company’s exploration team was actively engaged in exploration in nine countries within South America and Africa, including exploration work in proximity to the Company’s operating mines.

Exploration and development expenditures were as follows:

South America - Brazil

Exploration was directed at several early stage exploration projects located principally in the Minas Gerais mining district and in the southernmost State of Rio Grande do Sul.  A total of 3,427 meters of diamond drilling was completed on the Minas Gerais properties where a series of gold anomalous trends displaying favorable geophysical responses were targeted.  These linear anomalies are coincident with large historical surface mine workings dating from the 17th century.

A Joint Venture agreement was signed with base metal producers Votorantim Metais over the Camaquã Concession Block in Rio Grande do Sul State.  Earlier in 2008, the Company had completed 4,649 meters of diamond drilling on the project intersecting significant base metal (Pb-Zn-Ag) mineralization.  Under the terms of the agreement, the Company can elect to participate at 30% on base metal resources, and retain 100% ownership of any discovered gold-dominant mineralization.

South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain project located about 200 kilometers south of the coastal capital city of Georgetown.  Two diamond drill programs for a total of 4,122 meters were completed during 2008.  The drill program successfully identified the source of widespread surficial gold that had been reported earlier on the property to have originated from gold  mineralization in zones up to more than 20 meters in thickness occurring in shallow dipping thrust faults.  Preliminary results indicate that a follow-up drilling phase is warranted, and has been included in the 2009 exploration plan.

South America - Suriname

The Company is engaged in a multi-year exploration effort on the Rosebel concession holdings.  Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation.  A twenty-eight hole, 3,716 meter diamond drill program was completed from September to November 2008 on the Mamakreek zone, located on the northern structural trend that hosts the Pay Caro-East Pay Caro, Koolhoven, and J-Zone deposits.  The drill program tested known near surface gold mineralization in conjunction with anomalous geochemical and geophysical responses.  This work was independent of the capitalized exploration and development drilling carried out by Rosebel mine as described in the operations section of this report.  Drilling will continue in 2009 and a number of geochemical anomalous zones will also be assessed.

IAMGOLD CORPORATION - MD&&A - 2008

On the Rosebel mining concession itself some trenching was undertaken in the southern structural trend, southwest of the Mayo deposit (total of 680 meters).  The Blauwe Tent area program targeted the same volcanic and sedimentary contact found in the geological environment at the Mayo deposit, and it is under consideration for drill testing in 2009.

The Sarakreek project is situated in Brokopondo province about 100 kilometers south of the Rosebel Gold mine, and 170 kilometers south of the capital of Paramaribo.  The project covers an area of 1,281 square kilometers in two separate concession blocks.  The Company holds an 87.5% interest in the entire project.  The Company carried out two drill campaigns totaling 5,843 meters in 35 diamond drill holes in 2008, the second one having been completed in mid-December 2008.  This work continued to assess the potential of the significant mineralization identified in 2007 drilling.  Drilling also evaluated other targets along the mineralized trend extended by geochemical surveys and on newly identified mineralized zones.  In addition, regional surveys were conducted to identify further targets on the exploration concessions and three regional priority gold targets were outlined.  The Sarakreek exploration program planned for 2009 will include additional drilling and detailed follow-up work.

South America - French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20-25 kilometers southwest of the Camp Caiman development project.  A planned 5,000 meter drill program for 2008 was suspended due to the uncertainty surrounding the project and of the unknown outcome of the new mining framework to be established for French Guiana.  The Company will continue to monitor the situation.  The original expensed exploration planned for French Guiana in 2008 was $2.9 million but actual expenditures were significantly less than planned.

In the meantime, applications for the extension of a number of the exploration permits located near the proposed site were filed or were prepared for filing, to maintain exploration rights.  The concession applications cover areas considered to have high potential to add to the actual resources of the project.

Africa - Senegal

The Company continues to work on its wholly-owned Boto project located in eastern Senegal near the Mali border, where a significant new gold mineralized trend was identified early in 2008.  Results of a 3,933 meter drill campaign, in conjunction with a 33-kilometer High Resolution Induced Polarization-Resistivity geophysical survey (HIRIP Survey), formed the basis of an on-going 5,000 meter diamond drill campaign.  At year-end, that campaign was 25% complete.  Planned work in 2009 includes acquisition of high resolution aeromagnetic data, and completion of the before mentioned diamond drill campaign.  The Company is examining the opportunity to conduct aircore drilling over portions of the gold anomalous trends that are obscured by surficial postmineral cover.

Cash Flow

Operating cash flow in 2008 was $255.4 million ($0.86 per share) compared to $117.1 million ($0.40 per share) in 2007.  The significant increase in operating cash flow was mainly driven by higher gold and niobium prices.  The majority of operating cash flow was re-invested in expanding existing operations and pursuing new growth opportunities.

Cash flow used in investing activities in 2008 was $292.5 million compared to $115.3 million in 2007 and cash flow from investing activities of $12.3 million in 2006.  The higher cash flow used in 2008 compared to 2007 is mainly due to higher capital expenditures in mining operations particularly at Rosebel in 2008 and business acquisitions related to the purchase of EURO Ressources S.A. and Orezone Inc.  The increase in 2007 compared to 2006 is mainly due to increases in mining and exploration activities resulting from the acquisitions in 2006.

Cash flow from financing activities was $41.9 million in 2008 compared to cash flow used in financing activities of $41.4 million in 2007 and $18.0 million in 2006. Cash flow from financing activities was higher than in 2007 primarily attributable to higher proceeds from the loan, higher issuance of shares, and lower repayment of debt compared to 2007.

IAMGOLD CORPORATION - MD&&A - 2008

Balance Sheet

Risks

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions.  These risks are discussed further in the MD&A in the Risks and Uncertainties section.  Recent financial market conditions have impacted interest rates, gold prices, oil price and currency rates.

Liquidity and Capital Resources

As at December 31, 2008, the Company’s cash and cash equivalents, and bullion position with bullion valued at the period end market price, net of amounts borrowed under the Company’s credit facility was $219.0 million.  In 2008, the Company signed a new credit facility agreement with a bank syndicate, which provides access to a high level of additional liquidity and capital resources.  The Company’s new credit facility is a $140.0 million five-year revolving credit facility which may be used for general corporate purposes including acquisitions.   As at December 31, 2008, $50.0 million of the credit facility was drawn upon, and a letter of credit of $ 9.5 million was issued under the credit facility to guarantee certain asset retirement obligations.

The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Some of the key impacts of the current financial market turmoil include contraction in credit markets, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other market conditions may adversely affect the Company’s growth and profitability.  Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.  However, the above economic conditions did not have a material negative effect on the Company’s capital structure.

In 2008, the Company’s capital structure was modified to finance the Company’s growth such as the acquisitions of royalties (Doyon and Rosebel), EURO Ressources S.A., and Orezone, and development of existing mines.  Refer to note 31, Capital disclosures, of the Company’s consolidated financial statements.

On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.

Working Capital

	As at December 31, 2008	As at December 31, 2007
Working capital (in $ millions)	105.4	156.0
Current working capital ratio	1.4	1.9

During 2008, working capital decreased by $50.6 million mainly due to the increase in the credit facility.  The credit facility was used to fund part of the acquisition of EURO Ressources S.A. in December 2008.

IAMGOLD CORPORATION - MD&&A - 2008

Cash and Cash Equivalents, and Short-Term Deposits

(in $ millions)	As at December 31, 2008	As at December 31, 2007
	$	$
Discretionary cash and cash equivalents	90.0	95.7
Joint venture cash	28.0	17.6
Total	118.0	113.3

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Derivative instruments

Commodity prices in the gold industry are facing a lot of volatility and all of the factors that determine them are beyond the Company’s control.  The Company is focusing on cost reduction at its existing mining operations and one of its strategies is to manage the Company’s commodity and currency risk.  In the past, the Company was usually not taking any particular measures to protect itself against fluctuations in the commodities prices, except following business acquisitions with existing hedging commitments, for example, the acquisition of EURO Ressources S.A. (“EURO”) in 2008 and Gallery Gold Limited (Mupane) in 2006 where the Company assumed existing gold forward commitments.

As per the Company’s risk management policy, the Company may enter into derivative financial instruments from time to time, to manage its exposure to fluctuations in commodities prices which can impact the Company’s costs.  At the end of 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets by hedging a portion of its 2009 consumption of diesel and requirement of Canadian dollars.  Gold forward sales agreements were also assumed following the acquisition of EURO.  For a discussion of risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to the section of Risks and Uncertainties of this MD&A.

(in $ millions)	As at December 31, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold forward - normal sales contracts (Mupane)	(10.5)	(20.8)	(28.3)	(53.7)
Gold forward sales agreement (EURO)	(3.4)	(3.4)	-	-
Foreign currency collars	(0.6)	(0.6)	-	-
Heating oil call options contracts	1.5	1.5	-	-
	(13.0)	(23.3)	(28.3)	(53.7)

Gold Sales Commitments

As at December 31, 2008, the Mupane sales contracts totalling 43,888 ounces of gold, at a price of $407 per ounce, were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During 2008, 77,776 ounces of gold (2007 – 77,776 ounces; 2006 - 58,332 ounces) were delivered under these forward sales contracts.

IAMGOLD CORPORATION - MD&&A - 2008

On the acquisition of EURO, the Company assumed gold forward sales agreement.  For the purpose of its financing, EURO was required to hedge a portion of the Rosebel royalty revenue against fluctuations in the market price for gold.  On the acquisition date of EURO, the debt was completely reimbursed and there were outstanding forward sale agreement for 17,100 ounces of gold at $459 per ounce for settlement in 2009.  A portion of 50% of these contracts was bought back in December 2008 and the remaining portion was bought back in January 2009.  At December 31, 2008, the fair value of the forward sale agreement for the remaining 8,550 ounces of gold was $3.4 million and the decrease in fair value between the acquisition date and December 31, 2008, totaling $2.1 million, was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

In addition at the beginning of 2009, in anticipation of the acquisition of Orezone and the construction of the Essakane mine, a portion of the gold bullion position held at the end of 2008 was also committed for further gold hedges to protect the selling price for sales, in 2009.  In 2009, as of the date of this MD&A, the Company sold 68,005 of the 173,704 ounces of gold bullion held at December 31, 2008.  The selling price and cost of $901 and $404 respectively, resulting in a gain before income taxes of $33.8 million in 2009.

Heating oil call options contracts:

Diesel is a key input to extract tonnage and in some cases, to wholly or partially power operations.  Since fuel is produced by the refinement of crude oil, changes in the price of oil can have a direct impact on changes in fuel costs.  In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008, to hedge a portion of its future consumption of diesel in 2009.  The Company uses heating oil call options contracts to mitigate the risk of oil price changes on other fuel consumption.  Heating oil is traded in an active market and the Company believes there is a strong relationship between heating oil prices and diesel prices.

Despite not qualifying for hedge accounting, these contracts protect the Company to a significant extent from the effects of oil price increases.  Hedging as at December 31, 2008, totaling 7.6 million gallons of heating oil, represents approximately 50% of the Company’s planned diesel consumption in 2009 of the Rosebel, Mupane, Sadiola and Yatela operations.  The remaining contracts, paid in 2008 by the Company at a premium average price of $0.30 per gallon, for a total price of $2.3 million, had a fair value at December 31, 2008 of $1.5 million, resulting in a derivative loss of $0.8 million.  These options all expire in 2009 and the fair value is included in receivables and other on the balance sheet.  In 2009, the Company will continue to enter into hedges for an additional portion of planned consumption for 2010 to manage risks associated with commodities.

Currency:

Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian operations, corporate office cost base, and cost of Canadian investment and development.  Other international operations have exposure to other currencies but a significant portion of each international operation’s cost base is denominated in US dollars.  In 2008, approximately 38% of the Company’s consolidated mining costs were denominated in Canadian dollars and were exposed to fluctuations in US dollar exchange rates.  The €uro is the functional currency for the Company’s activities in French Guiana and related capital and production costs incurred in this country can be impacted by a change in the €uro exchange rate.

IAMGOLD CORPORATION - MD&&A - 2008

In late 2008, the Company’s exposure to underlying Canadian dollar costs has been hedged by entering into various currency contracts to reduce its exposure to fluctuations in the Canadian dollar volatility.  The option contracts have created an effective average exchange rate range of 1.14 to 1.29 and the forward contracts have an effective average exchange rate of 1.23.  These contracts do not qualify for hedge accounting.  The fair value was included in current portion of long-term liabilities on the consolidated balance sheet.  The Company obtains a valuation for the fair value of the options from counterparties of its portfolio of contracts.  As at December 31, 2008, the Company had commitments, through collars, totaling $60.0 million, all expiring in 2009, with a negative fair value of $0.6 million which resulted in an equivalent derivative loss during the year.

Gold Bullion

At December 31, 2008, the accumulated gold bullion balance was 173,704 ounces at an average cost of $404 per ounce for a total cost of $70.2 million.  The market value of the bullion was $151.1 million using the December 31, 2008 gold price of $870 per ounce (as at December 31, 2007: 154,954 ounces of gold, cost of $54.0 million and market value of $129.2 million).  The increase during 2008 in the number of ounces was due to the receipt of 18,750 ounces of gold related to a gold receivable following a prior disposal of a project.

Gold bullion is required to be held in the accounts of reputable and authorized counterparties, which includes Canadian chartered banks, refineries, metals dealers, and foreign banks as reviewed and approved by senior management on a continual basis.

(in $ millions)	As at December 31, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold bullion	70.2	151.1	54.0	129.2

In anticipation of the financing of the acquisition of Orezone and the construction of the Essakane mine, a portion of the Company’s gold bullion position will be sold in 2009.  In 2009, at of the date of this MD&A, the Company sold 68,005 ounces of gold of the 173,704 ounces of gold bullion held at December 31, 2008 at an average price and cost of $901 and $404 respectively, with proceeds of $61.3 million and resulting in a gain before income taxes of $33.8 million.

Ounces of Gold Receivable

As at December 31, 2007, the Company had 18,750 ounces of gold receivable related to the prior disposal of a project which were all received in equal quarterly deliveries of 6,250 ounces in 2008 and kept as gold bullion as discussed previously.

Debt

In the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140.0 million five-year revolving credit facility which may be used for general corporate purposes including acquisitions.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio.  Fees related to the letter of credit and standby fees also vary according to the senior debt ratio.  This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of the Company’s shares in these subsidiaries.

As at December 31, 2008, the credit facility was drawn upon for $50.0 million, and a letter of credit of $9.5 million was issued under the credit facility to guarantee certain asset retirement obligations.

IAMGOLD CORPORATION - MD&&A - 2008

The debt also includes:
•	Liability of $4.1 million relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane Française S.A.R.L.
•	Other loans totaling $2.0 million.

The previous credit facility was assumed following the acquisition of Cambior on November 8, 2006, and consisted of a non-revolving term loan and a revolving credit facility. The related term loan balance of $4.0 million outstanding as at December 31, 2007 was repaid in March 2008.

As at March 26, 2009, there were $99.4 million utilized under the credit facility, including the letter of credit of $9.5 million which will be reimbursed upon the closing of the equity financing as mentioned below.

The Company actively reviews funding sources to support its current acquisition activities and potential new opportunities.  Subsequent to December 31, 2008, the Company sold a portion of its gold bullion position.  On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.

Asset Retirement Obligations

The Company’s mining activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which future costs are estimated.  These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines.  According to management’s estimate, cash flows provided by the Company’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations.

As at December 31, 2008, the Company had $5.6 million in deposits restricted for settling its obligations as well as letters of credit in the amount of $9.5 million to guarantee asset retirement obligations.

Every year, the Company reevaluates the asset retirement obligation for each site.  This revaluation results in changes to estimated amounts of cash flows required to settle these obligations.

At December 31, 2008, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

(in $ millions)	Undiscounted amounts required	Expected timing of payments		Average credit- adjusted risk-free rate
	$
Rosebel mine	36.2	2009-2022		7.22%
Doyon mine	59.4	2009, 2028-2126	(1)	5.94%
Mupane mine	4.9	2009-2012		6.10%
Sadiola mine (38%)	13.8	2009-2023		6.18%
Yatela mine (40%)	9.9	2009-2016		5.64%
Niobec mine	2.1	2009-2025		5.66%
Other mines	1.6	2009-2014		4.82% - 5.38%
	127.9

(1) The expected timing of payments for the Doyon mine is deferred until the end of the Westwood operation.

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

(in $ millions)	2009	2010	2011	2012	2013	2014 onwards	Total
	$	$	$	$	$	$	$
Outlays/year	6.8	2.8	2.9	7.6	3.0	104.8	127.9

IAMGOLD CORPORATION - MD&&A - 2008

At December 31, 2008, a liability of $77.0 million (2007 - $85.3 million), representing the discounted value of these obligations was accounted for in the Company’s balance sheet.  Disbursements, totaling $9.8 million, were incurred during 2008 (2007 - $0.4 million) and were mainly related to the Omai gold mine closure for which an agreement was signed and rehabilitation completed in 2008, and to the Doyon mine.  An obligation of $3.3 million was reversed following the sale of the Sleeping Giant mine in 2008.

Each of the Company’s mines, except Mupane, is certified under ISO 14001 standard for environmental management.

Shareholders’ Equity

At the end of 2008, the Company announced an annual dividend payment of $0.06 per share (2007 - $0.06 per share) totaling $17.7 million which was paid on January 12, 2009 ($17.6 million in 2007 which was paid on January 11, 2008).

As at December 31, 2008, the Company had 295,716,675 shares issued and outstanding and 6,510,807 outstanding share options.  The 19,991,000 warrants outstanding at the end of 2007, exercisable for 8,396,220 shares at a price of C$8.93 each, expired on August 12, 2008 without being exercised.

As at March 25, 2009, there were 325,621,796 shares issued and outstanding and 6,335,063 share options outstanding.  The increase in the number of shares issued and outstanding since December 31, 2008 is due to the issuance of shares and the exercise of options.  In February 2009, pursuant to the acquisition of Orezone, a total of 28,817,244 shares of the Company were issued to Orezone shareholders.

On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39,445,000 common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.  The net proceeds from the offering will be used to fund the construction and development of the Essakane project (replacing all or substantially all of the previously proposed Essakane project debt facility), and the balance to fund capital expenditures at the Company’s other properties and for general corporate purposes.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V. and EURO Ressources S.A.

Contractual Obligations

Contractual obligations as at December 31, 2008, are presented in tabular form below. These will be met through available cash resources, proceeds received from the offering and operating cash flows.

	Payments due by period
(in $ millions)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	$	$	$	$	$
Capital commitments	21.8	21.8	-	-	-
Purchase obligations	55.7	44.3	11.4	-	-
Operating leases	4.2	0.7	1.1	1.0	1.4
Debt, including interest	56.2	50.7	5.5	-	-
Asset retirement obligations	127.9	6.8	5.7	10.6	104.8
Termination benefits	4.9	4.4	0.5	-	-
Total contractual obligations	270.7	128.7	24.2	11.6	106.2

IAMGOLD CORPORATION - MD&&A - 2008

Capital commitments relate to contractual commitments to complete facilities at some of the Company’s mines.  Purchase obligations relate to agreements to purchase goods or services that are enforceable and legally binding to the Company.  Operating leases refer to total payment obligations related to operating lease agreements.

The asset retirement obligations indicated in the table above are the Company’s attributable share of the estimated decommissioning and rehabilitation costs that will be incurred at the Company’s mines.  The timing of the expenditures is dependent upon the actual life of mine achieved.

Termination benefits were accounted for the Doyon and Mouska mines in Canada, expected to close according to mine plans following the depletion of reserves and resources by the second quarter of 2009 for the Doyon mine and by early 2010 for the Mouska mine.

The Company also holds gold forward sales contracts that are described above.  In addition, the Company has a comprehensive share option plan for its full-time employees, directors and self-employed consultants, and a share bonus plan, a share purchase plan and a deferred share plan.  A summary of the status of these plans is disclosed in the notes to the Company’s consolidated financial statements.

Production from mining operations is subject to third party royalties and management fees as described in the notes to the Company’s consolidated financial statements.

Related Party Transactions

In 2008 and 2007, there were no related party transactions.  During 2006, the Company obtained management services from companies controlled by a Company’s director and significant shareholder in the amount of $0.4 million. These amounts were included in corporate administration.

Outlook

Changes in these assumptions may have a material impact on cash costs, financial position, and overall results of operations.  Refer to Forward-looking statements presented at the beginning of this MD&A.

Outlook - Production and cash costs

Outlook
2009
Attributable share of gold production (000 oz)	880
Cash cost ($/oz)	$470-$480
Projected gold price ($/oz)	$800
Projected oil price ($/barrel) (1)	$65
Projected foreign exchange rate (C$/US$)(2)	1.15

(1)
As part of the Company’s focus on controlling costs, pricing for approximately 50% of the fuel required for 2009 at the Company’s operations (excluding Tarkwa and Damang) has been capped at an average price of $64 per barrel through the use of call options.

(2)	Currency contracts covering approximately 50% of the Company’s 2009 exposure to the Canadian dollar have been put in place to reduce exposure to fluctuations in the Canadian dollar.

Attributable Gold and Niobium Production

The 2009 production guidance reflects the completion of mining at Sleeping Giant in October 2008, the planned closure of the Doyon mine by the middle of 2009, and lower gold grades at Sadiola and Mupane.  These decreases are expected to be partially offset by throughput increases at Rosebel and Tarkwa, and a grade increase at Yatela, which has already begun to positively impact production.

Niobium production at Niobec is forecast to be 4.4 million kilograms and is comparable to 2008 levels.  Operating margins, as defined in the supplemental information at the end of this MD&A, are projected in the $17-$19 per kilogram range with commitments for approximately 75% of projected 2009 niobium production and a further 15% of the projected production has been allocated on an option basis to specific customers, at prices similar to those in the fourth quarter of 2008.

IAMGOLD CORPORATION - MD&&A - 2008

Cash Cost

Cash costs per ounce are expected to increase marginally in 2009 compared to 2008, due mainly to lower production.

Notwithstanding the Company’s hedging strategy below, the current market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates.  Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.

Cash cost estimates are based on assumptions including, but not limited to, those noted above.  The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates.  Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.  Actual results may vary significantly from guidance.

Niobium production costs can be affected by changes in the foreign exchange rate and other market conditions.

Hedging Strategy

As part of the Company’s focus on managing costs, the Company recently entered into hedging of its fuel and currency exposures to mitigate price volatility of the underlying costs.  The Company has hedged approximately 50% of its 2009 exposure to both fuel and Canadian dollar costs through the use of option and forward contracts.

The Company’s fuel or diesel costs exposures (excluding Tarkwa and Damang) have been hedged by entering into call option contracts against heating oil, due to the similar pricing behavior of diesel and heating oil.  Furthermore, due to the price correlation between heating oil and light crude, the hedge contracts have capped the costs at an average price of $64 per barrel.

The Company’s exposure to underlying Canadian dollar costs has been hedged by entering into various currency contracts to reduce its exposure to fluctuations in the Canadian dollar volatility.  The option contracts have created an effective average exchange rate range of 1.14 to 1.29 and the forward contracts have an effective average exchange rate of 1.23.

Outlook - Capital Expenditures

The Company plans to invest significantly in mine development and exploration in 2009.  Including the Essakane project, capital expenditures of approximately $439.5 million are projected.  In addition, $33.9 million in greenfields exploration expenses are planned in the year.

IAMGOLD CORPORATION - MD&&A - 2008

Capital expenditures planned in 2009 are summarized as follow:

Outlook
(in $ millions)	2009
Projects:
Westwood, Canada	86.0
Quimsacocha, Ecuador	14.1
Essakane, Burkina Faso	219.4
Other Exploration and development projects	2.9
322.4
Mining operations and capitalized exploration:
Rosebel	55.2
Mupane	2.2
Sadiola	3.0
Yatela	0.5
Niobec	55.8
Corporate	0.4
117.1
439.5

These capital expenditures for projects, ongoing mining operations and capitalized exploration will require significant funds in 2009.  The Company’s strong balance sheet with cash, cash equivalents and gold bullion position of $269 million, together with the available credit facility and operating cash flow will contribute to meet these expenditures. The Company actively reviews funding sources to support its current acquisition activities and potential new opportunities.  Subsequent to December 31, 2008, at of the date of this MD&A, the Company sold gold bullion with proceeds of $61.3 million and resulting in a gain before income taxes of $33.8 million.  On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

Corporate Strategy

The Company will continue to focus on cost reduction and increasing reserves and production by building on its strengths in identifying opportunities, project management, construction and operational efficiency.  The Company plans to continue to maintain a strong balance sheet and the liquidity to support its strategic initiatives going forward.

Acquisition opportunities will focus on superior economic returns with a particular emphasis on decreasing the Company’s long-term cost structure.  Other key acquisition criteria include a minimum increase to production of 100,000 ounces per annum, a demonstrated exploration upside and a geographic fit with the Company’s existing portfolio.

IAMGOLD CORPORATION - MD&&A - 2008

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Pursuant to regulations adopted by the US Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying consolidated financial statements, the Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, have reviewed and evaluated the effectiveness of its disclosure controls and procedures.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint venture was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting.  The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management, including the President and Chief Executive Officer and the Chief Financial Officer, evaluated the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2008.  In making this assessment, management, including the President and Chief Executive Officer and the Chief Financial Officer, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation.  Based on their evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2008, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no significant changes, other than as noted below, in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

The Company acquired control of EURO Ressources S.A. (“EURO”) in December 2008.  Management of the Company excluded the operations of the former EURO from its assessment of the effectiveness of the Company’s internal control over financial reporting.  The EURO operations represent $105.0 million of total assets at December 31, 2008 and revenue of $15,000 for the year ended December 31, 2008 on the Company’s consolidated financial statements amounts.

Limitations of controls and procedures:

The Company’s management including the President and Chief Executive Officer and the Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”).  The accounting policies for the purposes of Canadian GAAP are described in note 2 to the Company’s consolidated financial statements.

IAMGOLD CORPORATION - MD&&A - 2008

Preparation of the consolidated financial statements requires management to make estimates and assumptions.  The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

The unique feature of the mining industry is the need to replace mineral reserves to maintain metal production levels.

Mineral reserve and resource estimates have been estimated by the Company’s technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM “Standards on Mineral Resources and Reserves”).  A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit.  Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data.  Reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations.  The mineral reserve and resource estimates are subject to uncertainty and may be inaccurate.  Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves are summarized as follows.  For more details, refer to the detailed presentation of reserves and resources included in the 2008 annual report and at the Company’s website (www.iamgold.com).

	2008		2007		2006
Gold ($/oz)	700	(a)	600	(b)	500-550
Copper ($/lb)	1.50		1.50		1.50
Niobium ($/kg Nb)	26.29		27.42		20.69
C$ / US$	1.1000		1.0500		1.2500

(a)	$650 per ounce for Tarkwa and Damang, $870 per ounce for Yatela, $600 per ounce for Essakane and $425 per ounce for Camp Caiman project as per feasibility study.
(b)	$550 per ounce for Tarkwa, Damang, Sadiola and Yatela, and $425 per ounce for Camp Caiman project as per feasibility study.

Actual production costs may be greater than estimated production costs due to many factors like increasing costs of inputs such as labor, energy and consumables as well as higher royalty expenses related to the price of gold.  Level of production may also be affected by different factors like weather or supply shortage.

A number of accounting estimates, as described below, are formulated from the reserve estimate.

Derivative financial instruments

The Company obtains a valuation for the fair value of the derivative financial instruments from counterparties of its portfolio.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.  Current market conditions and volatility can have an impact on these fair values.  These management’s estimates are subject to risk and uncertainties.  Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s derivative financial instruments.

IAMGOLD CORPORATION - MD&&A - 2008

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of working and royalty interests and mining assets (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis.  Equipment at the mining operations is usually depreciated the same way unless its expected life is less than the life of the deposit where it will be amortized over its estimated useful life on a straight-line basis.  The reserve and resource estimates for the operation in question are the prime determinants of the life of that mine.  In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account.  In general, an orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves.  Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the remaining life of the operation.

Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until resources are converted into reserves.

Impairment of long-lived assets

The Company’s fair value estimates with respect to the carrying amount of long-lived assets are based on numerous assumptions and may differ significantly from actual fair values.

The Company evaluates the carrying amount of mineral interests to determine whether current events and circumstances indicate such carrying amount may no longer be supportable, which becomes more of a risk in the global economic conditions that exist currently.  The fair values are based, in part, on certain factors that may be partially or totally outside of the Company's control. This evaluation involves a comparison of the estimated fair values of long lived assets to their carrying values.  The Company's fair value estimates are based on numerous assumptions and may differ from actual fair values and these differences may be significant and could have a material effect on the Company's financial position and results of operation.  If the Company fails to achieve its valuation assumptions or if any of its reporting units experiences a decline in its fair value, then this may result in an impairment charge, which would reduce the Company's earnings.

The carrying amounts shown on the balance sheet for working and royalty interests, mining assets, and exploration and development are regularly tested for impairment of value.  An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  In that event, the asset must be written down to its fair value and an impairment loss recorded in earnings.  Net estimated future cash flows from each long-lived asset, on an undiscounted basis, are calculated based on proven and probable reserves as well as VBPP reserves, estimated realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.  The fair value is based on the present value of estimated cash flows.  Management’s estimate of future cash flows is subject to risk and uncertainties, particularly in the actual market conditions showing big volatility.  Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets.

IAMGOLD CORPORATION - MD&&A - 2008

Impairment of Goodwill

The carrying value of goodwill on the balance sheet is tested at least annually for impairment and when there is evidence of impairment.  Fair values of reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit.  If the total fair value exceeds the carrying value, goodwill is not considered to be impaired.  If the total fair value is less than the carrying value, the fair values of the assets and liabilities within each reporting unit are estimated.  The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit.  When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.  The fair value is based on the present value of estimated cash flows.  The Company’s estimate of future cash flows is subject to risk and uncertainties particularly in the actual market conditions showing big volatility.  Therefore, it is reasonably possible that future impairment charges could occur following evolving economic conditions.

Purchase Price Allocation

Business acquisitions are accounted for under the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value of the consideration paid at the closing date of acquisition.  The fair value of the consideration paid is then allocated to the fair values of the identifiable assets and liabilities.  The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill.  The determination of fair value requires management to make assumptions and estimates about future events.  The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets.  The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates.  Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheets items and on future results.

Asset Retirement Obligations

The Company establishes estimates for future restoration costs following the depletion of ore reserves.  These estimates are dependent on labor costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates.  The Company also estimates the timing of the outlays, which is subject to change depending on continued exploitation or newly discovered reserves.  These estimates are made by personnel at the operations and are regularly reviewed and updated.

Income and Mining Taxes

At the close of each accounting period, future income and mining taxes are estimated.  These taxes arise from the difference between the book and the tax basis of assets and liabilities.  As mining is capital intensive with long-lived assets, these future tax provisions can be significant.  Future income and mining taxes are provided at expected future rates for such tax.  In addition, Canadian GAAP requires the calculated liability for future income and mining taxes to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period.  There is no certainty that future income and mining tax rates and exchange rates will be consistent with current estimates.  Changes in tax and exchange rates increase the volatility of the Company’s earnings.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs.  In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required.

IAMGOLD CORPORATION - MD&&A - 2008

Stock-Based Compensation

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options.  The model requires certain inputs that require management estimates.

Changes in Canadian Accounting Policies

(a)	Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for the Company on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 requires the disclosure of additional qualitative and quantitative information that enables users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures contained in the Company’s consolidated financial statements, note 18.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures, which was effective for the Company on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded disclosures contained in the Company’s consolidated financial statements, note 31.

(c) Reclassification of financial instruments:

On October 17, 2008, the AcSB has announced amendments to Sections 3855, Financial Instruments - Recognition and Measurement, and 3862, Financial Instruments - Disclosures.  The amendments permit reclassification of financial assets in specified circumstances.  They are being made to ensure consistency of Canadian standards with International Financial Reporting Standards (“IFRS”) and US standards.  They are effective for reclassifications made on or after July 1, 2008, but only for periods for which annual or interim financial statements have not been issued previously.  The amendments allow entities to move financial assets out of categories that require fair value changes to be recognized immediately in net income.  However, assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.  This new standard did not have any impact on the Company’s financial statements during 2008.

IAMGOLD CORPORATION - MD&&A - 2008

(d) Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:
•	Measurement at the lower of cost and net realizable value;
•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in the Company’s consolidated financial statements, notes 10 and 27.  The adoption of this new accounting standard resulted in a reclassification of $1.0 million of capital spares from inventories to mining assets at January 1, 2008.  This standard was not adopted on a retrospective basis for years prior to January 1, 2008.

Future Accounting Changes

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged.  Section 3064 gives guidance about internally generated intangible assets.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt this standard in 2009.

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year.  The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.  The Emerging Issues Committee (“EIC”) reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This accounting treatment should be applied retrospectively without restatement of prior periods.  The Company does not expect EIC-173 to have a material impact on the Company’s financial statements.

IAMGOLD CORPORATION - MD&&A - 2008

International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  In February 2008, the AcSB confirmed that IFRS must be adopted for fiscal years beginning on or after January 1, 2011.  Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

The Company launched its conversion project in June 2008.  An external advisor has been engaged and a team has been identified, including people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

The conversion project consists of four primary phases:

•
Diagnostic impact assessment phase — This phase, completed in September 2008, involved the identification of the major differences between the Company’s accounting policies and IFRS, including choices permitted under IFRS and preliminary implementation decisions such as whether certain changes will be applied on a retrospective or prospective basis in accordance with IFRS 1.  The assessment also considered the impact on systems, internal controls and other business processes.

•
Design, planning and solution development phase — This phase involves the development of the detailed plan for convergence and implementation (completed in December 2008), analyses of policy alternatives allowed under IFRS, the specification of changes required to existing accounting policies, and the development of solutions for information systems and business processes, with continuous dialogue with the Company’s independent auditors.

•
Implementation phase — This phase includes the completion and formal authorization of recommended changes to accounting policies, including transition elections to apply changes retroactively or prospectively, the execution of changes to information systems and business processes, delivery of training programs across the Company and the preparation of the opening balance sheet and the quarterly and annual financial statements for both 2011 and the comparative 2010 year.  In addition, the impact of IFRS on certain agreements, such as debt, shareholder and compensation agreements will be addressed.

•
Post implementation phase – This phase involves a compliance review of the conversion project to assess the accuracy and consistency with which IFRS accounting policies are being applied, the adoption of sustainable processes and procedures and the adequacy of information technology solutions, training programs and other business impact solutions.

The convergence and implementation work has five key work areas: Accounting and Financial Reporting, Tax, Information Technology, Project Risk and Assurance, and Training.

IAMGOLD CORPORATION - MD&&A - 2008

The following accounting standards were identified in the diagnostic impact assessment phase as most likely to have a significant financial statement and/or business impact.  However, the list below should not be regarded as a complete list of impacts that will result from transition to IFRS as analyses of changes are still in process and not all decisions have been made where choices of accounting policies are available.  As a result, the Company is not able to reliably quantify the impacts expected on its consolidated financial statements.
•	IFRS 1	First-Time Adoption of International Financial Reporting Standards
•	IFRS 3	Business Combinations
•	IAS 16	Property, Plant and Equipment
•	IFRS 6, IAS 8	Exploration and evaluation
•	IAS 31	Interests in Joint Ventures
•	IAS 36	Impairment of Assets
•	IAS 21	Effects of Changes in Foreign Exchange Rates
•	IAS 12	Income Taxes

For each standard, the quantitative impacts to the financial statements, disclosure requirements, system requirements, accounting policy decisions, and changes to internal controls, including internal controls over financial reporting, and business policies and processes will be determined.

The diagnostic impact assessment identified that the IFRS impact on the tax group process and policies is expected to be extensive as the impact to the group will not only be related to changes to tax accounting standards but may also be related to changes to all other standards.

The diagnostic impact assessment identified information technology and key accounting system requirements of changes and a detailed information technology strategy is being developed to address these issues.

In order to facilitate the goal of effectively managing risk, the implementation plan incorporates information regarding specific project risks and suggested mitigation strategies, including risk management protocols and key performance indicators.   In addition, project assurance activities, including certification under the Sarbanes-Oxley Act, will be necessary to ensure the adequacy of the controls over the IFRS conversion project itself.

To date, the finance staff, other relevant employees, including certain members of senior management, and the audit committee have attended an initial IFRS training session and will continue to receive ongoing training, as needed, throughout the conversion process.

Risks and Uncertainties

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below.  For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html, which risks described in the Annual Information Form are incorporated by reference into this Management’s Discussion & Analysis.

Risks, known and unknown, could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and described in the Cautionary Statement on Forward-Looking Information found on page 2.

IAMGOLD CORPORATION - MD&&A - 2008

Financial Risks

Hedging activities

While the Company generally does not employ hedge (or derivative) products in respect of mineral production, the Company may from time to time employ hedge (or derivative) products in respect of other commodities, interest rates and/or currencies.  Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices.  Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner.  At the end of 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets, to hedge a portion of its future consumption of diesel and future requirement of Canadian dollars for 2009.  At the end of 2008, the Company also assumed new gold forward agreements following the acquisition of EURO which were all bought back in 2008 and at the beginning of 2009.  At the beginning of 2009, the Company also committed for further heating oil and gold hedges to manage risks associated with foreign currencies and commodities, and to protect the selling price for sales, in 2009, of gold bullion held at the end of 2008.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  For derivatives, credit risk is created when the fair value is positive.  When the fair value of a derivative is negative, no credit risk is assumed.  The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties.

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.  The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establish trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives.  Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

Commodity Prices

All of the factors that determine commodity prices are beyond the Company’s control.

Gold price:

The Company’s revenues depend on the market prices for mine production from the Company’s producing properties.  In 2008, approximately 83% of the Company’s revenues were attributable to gold sales.  The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves.

IAMGOLD CORPORATION - MD&&A - 2008

Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political or economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels.  The aggregate effect of these factors is impossible to predict with accuracy.  In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities.  Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations.  If the world market price of gold was to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.  It would also affect the evaluation of development projects.  Gold prices have fluctuated widely during the last several years.  Refer to the Market trends section for more details.

Niobium price:

The profitability and economic viability of the Company’s niobium producing property, the Niobec mine, is subject to market fluctuations in the price of niobium.  The niobium marketplace is characterized by a dominant producer whose actions may affect the price.  The price of niobium realized by the Company could be affected by its lack of market share, and by the decreasing demand price of related metal such as steel.

Diesel price:

Oil price variations affect the price of diesel and therefore directly impact the Company’s costs by increasing mining and power costs, as some sites supplement power generation with diesel generators.   Diesel is a key input to extract tonnage and in some cases, to wholly or partially power operations.  Since fuel is produced by the refinement of crude oil, changes in the price of oil can have a direct impact on changes in fuel costs.  In late 2008, the Company benefited from the major disruption in the world markets during the fourth quarter of 2008, to hedge a portion of its future consumption of diesel for 2009.  The Company uses heating oil call options contracts to mitigate the risk of oil price changes on other fuel consumption, which are summarized in the balance sheet section on this MD&A and in notes to consolidated financial statements.  Heating oil is an actively traded market and the Company believes there is a strong relationship between heating oil price and diesel price.  Despite not qualifying under hedge accounting, the contracts protect the Company to a significant extent from the effects of oil price changes.

Currency

Fluctuations in exchange rates of currencies directly impact the earnings of the Company. Metal sales are mainly transacted in US dollars.  Movement in the Canadian dollar against the US dollar therefore has a direct impact on the Company’s Canadian divisions and executive office cost base.  International operations have exposure to fluctuation in currency exchange rates; however a significant portion of each international operation’s cost base is denominated in US dollars.  In late 2008, the Company entered into foreign exchange collars, which are detailed in the balance sheet section on this MD&A and in notes to consolidated financial statements, to mitigate the risk of variability of the US dollar compared to the Canadian dollar related to Canadian dollar requirement for mining operations and projects.  The €uro is the functional currency for the Company’s activities in French Guiana and related capital and production costs incurred in this country can be impacted by a change in the €uro exchange rate.

Some transactions related to acquisition and project development expenditures may also be denominated in foreign currency, and a change in the currency can have a material impact on the purchase price or the cost.  In 2008, the Company purchased €uros to economically hedge the purchase price of EURO Ressources S.A. in €uros which occurred in December 2008, to ensure that the Company would be able to benefit from a favourable foreign exchange rate.

IAMGOLD CORPORATION - MD&&A - 2008

Cash and Cash Equivalents, and Short-term Deposits

The Company’s  treasury management objectives are to protect shareholders’ value and ensure sufficient liquidity to meet its financial obligations. The Company has a treasury policy to assist in managing the liquidity risk which requires:
•	Investments only in liquid instruments by preserving capital, maintaining required liquidity, and realizing a competitive rate of return while considering an appropriate and tolerable level of risk.
•	Investments in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management.
•	Monitoring cash balances within each operating entity.
•	Performing short to medium term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information.
•	Considering the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives).
•	Establishing limits for significant investees and/or counterparties (e.g. for cash investments) and review limits periodically.

Financing and Interest Rates

A portion of the Company’s activities is directed to the search for and the development of new mineral deposits. There is a risk in obtaining financing as and when required for exploration and development. The Company is subject to movements in interest rates.

Failure to obtain the financing necessary for the Company’s capital expenditure plans may result in a delay of indefinite postponement of exploration, development or production on any or all of the Company’s properties.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.  In 2008, the Company replaced the previous credit facility by signing a new $140.0 million five-year revolving credit facility which provides additional flexibility in meeting its goals.  The Company actively reviews funding sources to support its current acquisition activities and potential new opportunities.  Subsequent to December 31, 2008, the Company sold gold bullion.  On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39.4 million common shares of the Company, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345.1 million.

The Company is affected by movements in interest rates.  Interest payments under the credit facility are subject to fluctuation based on changes to specified interest rates.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may include fiscal stability guarantees.  The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities.  As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

IAMGOLD CORPORATION - MD&&A - 2008

Access to Capital Markets

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital.  The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects.  The construction of mining facilities and commencement of mining operations, such as the Essakane project and the exploration and development of the Company’s properties, including continuing exploration and development projects in Québec and Ecuador, will require substantial capital expenditures.  In addition, a portion of the Company’s activities is directed to the search for the development of new mineral deposits.  The Company may be required to seek additional financing to maintain its capital expenditures at planned levels.  The Company will also have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise.  Financing may not be available when needed, or if available, may not be available on terms acceptable to the Company.  Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay of indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To ensure the availability of capital, the Company maintains a relationship with key financial participants and has an investor relations program to communicate with and inform institutional and retail investors, as well as other stakeholders.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares.  The constitutional documents of the Company allow it to issue, among other things, an unlimited number of common shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders.  The Company cannot predict the size of future issues of common shares of the issue of securities convertible into common shares or the effect, if any, that futures issues and sales of the Company’s common shares will have on the market price of its common shares.  Due to recent market volatility and the devaluation of global stock markets, there may be an increased risk of dilution for existing shareholders should the Company need to issue additional common shares at a lower share price to meet its capital requirements.  Any transaction involving the issue of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability.  Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity; the volatility of gold prices impacts the Company’s revenues, profits and cash flow; volatile energy prices, commodity and consumables prices and currency exchange rates impact the Company’s production costs; and the devaluation and volatility of global stock markets impact the valuation of the Company’s equity securities.  These factors could have a material adverse effect on the Company's financial condition and results of operations.

Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.

IAMGOLD CORPORATION - MD&&A - 2008

The unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to capital and credit has been negatively impacted.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company's access to additional capital may not be available on terms acceptable to it or at all.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.  In addition, recent market events and conditions have significantly raised the risk of counterparty default.  The Company is subject to counterparty risk and may be impacted in the event that a counterparty, including suppliers and joint venture partners, becomes insolvent.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the common shares may be adversely affected.

Multinational company

There are risks associated with being a multinational company.  The Company is a global company that conducts operations through mainly foreign subsidiaries, foreign companies and joint ventures, and substantially all of the assets of Company consist of equity in these entities.  Accordingly, any limitations, or the perception of limitations, on transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict the Company's ability to fund its operations efficiently, or to repay its debts, and could impact negatively the Company's valuation and share price.

Carrying Value of Goodwill

The Company evaluates the carrying value of recorded goodwill to determine whether current events and circumstances indicate such carrying value may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values.  The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates.  In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its reporting units may, over time, result in an impairment charge.

Operational Risks

Mineral Reserves, Mineral Resources, and Extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or geologic conditions may be different from those predicted.  Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The US Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because the Company prepares this report in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI-43-101, as well.  Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes.  Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.  Readers should not assume that any part or all of the Company’s mineral resources constitute, or will be converted into, reserves.

IAMGOLD CORPORATION - MD&&A - 2008

Market price fluctuations of gold, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.  Moreover, short-term operating factors relating to mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience.  Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results.  Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves.  There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices assumed in determining such reserves.  Level of production may also be affected by weather or supply shortages. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because the Company prepares its disclosure in accordance with Canadian disclosure requirements, the Company’s disclosure contains resource estimates in addition to reserve estimates, in accordance with NI 43-101.

To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from deposits.

Replacement of Depleted Mineral Reserves

The Company must continually replace reserves depleted by production to maintain production levels over the long term.  Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature.  The Company’s exploration projects involve many risks and are frequently unsuccessful.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities.  As a result there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.  The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

The Company’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the accuracy of reserve estimates, metallurgical recoveries, capital and operating costs of such projects, and the future prices of the relevant minerals.  Projects have no operating history upon which to base estimates of future cash flows.  While the Company has completed an economic assessment at the Westwood project and a pre-feasibility study on Quimsacocha, the capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  It is not unusual in the mining industry, for new mining operations, to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.  Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

Reserve and resource calculations may be over/underestimated as a result of coarse gold at the Essakane project.  The Essakane project is a "coarse gold" deposit with particles up to five millimeters in diameter.  Attempt have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using various sample preparation and analytical techniques and by re-assaying many of the earlier samples using these sample preparation and analytical techniques.  The grade of the deposit could be lower or higher than predicted by the grade model developed for the feasibility study and included in the Essakane report.

IAMGOLD CORPORATION - MD&&A - 2008

Title to Properties and Competition

The validity of mining interests held by the Company can be uncertain and may be contested, and there can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested.  Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company's title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.  Several of the Company's licenses will need to be renewed, and on renewal the license may cover a smaller area.  There is a risk that the Company may not have clear title to all our mineral property interests, or they may be subject to challenge or impugned in the future.  Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.  A successful challenge to the Company's title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material and adverse effect on the Company.

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Safety and Other Hazards

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions and hazards, industrial accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, flooding, changes in the regulatory environment, most of which are beyond the Company's control, and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and legal liability.

IAMGOLD CORPORATION - MD&&A - 2008

Insurance

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies.  The availability of such insurance is dependent on the Company's past insurance loss and records and general market conditions.  Available insurance does not cover all the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Energy and Availability of Other Commodities

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete and cyanide.  Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control.  Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs.  In some cases, no alternative source of energy is available.  An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects.  If costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have an adverse impact on the Company.

Key personnel, Labor and Strikes

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.  The competition for qualified personnel in the mining industry is currently intense.  There can be no assurance that the Company will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth.  The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company's business, financial condition or results of operations.  The Company also does not currently have key person insurance for its key personnel.

IAMGOLD CORPORATION - MD&&A - 2008

The Company is dependent on its workforce to extract and process minerals.  The Company has programs to recruit and train the necessary manpower for its operations and endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites.  Relations between the Company and its employees may be impacted by changes in labor relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.  In 2007 and 2008 the Company experienced a work stoppage at its Rosebel mine which impeded its ability to access the mine site and resulted in damages to equipment.  Further labor disruptions at any of the Company's material properties could have a material adverse impact on its business, results of operations and financial condition.  Some of the Company’s employees are represented by labor unions under various collective labor agreements.  The Company may not be able to satisfactorily renegotiate its collective labor agreements when they expire.  In addition, existing labor agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company's earnings and financial condition.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site.  Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Geographical areas

The operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors.  Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs.  Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Environmental, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.  Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  Costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition.  The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  The Company could also be held liable for exposure to hazardous substances.  Costs associated with such responsibilities and liabilities may be significant.  Testing of the final effluent at the Niobec mine indicated that for the months of June, July, August and September 2008 and for the first three months of 2009 the final effluent was toxic to invertebrae Daphnia magna, a bio-assay species used by the Ministry of Sustainable Development, Environment and Parks (“MDSEP”) to measure the acute toxic effect of industrial effluent.  The Company expects to submit an action plan to the MDSEP by the end of March 2009, which sets out certain measures the Company will be taking to address the effluent toxicity levels at the Niobec mine.  Such measures, and any additional measures required to address effluent toxicity, fines and costs and/or the effluent toxicity levels at the Niobec mine may have a negative impact on the Company’s financial condition or results of operations.

IAMGOLD CORPORATION - MD&&A - 2008

The Company is generally required to submit for government approval a reclamation plan (some of which are reassessed on regular basis) and to pay for the reclamation of its mine sites upon the completion of mining activities.  The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operation.  Various environmental incidents can have a significant impact on operations.  To mitigate these risks, an ISO 14001-certified environmental management system that covers all aspects of the mining cycle is in place.  In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices and has emergency plans to deal with any incidents.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and are a major healthcare challenge faced by the Company's operations in Africa.  There can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company's financial position or results of operations.  In addition, the enforcement by the Company of its legal rights in foreign countries, including to exploit its properties or to utilize its permits and licenses, may not be recognized by the court systems in such foreign countries.

Operations, particularly those located in emerging countries, are subject to a number of political risks. The Company currently conduct mining, development and exploration activities in countries with developing economies.  These countries and other emerging markets in which the Company may conduct operations have, from time to time, experienced economic or political instability.  It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on the Company’s business.  Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on the Company’s business and results of operations.

Operations in Burkina Faso, Ghana, Guyana, Mali and Suriname are governed by mineral agreements with local governmental authorities that establish the terms and conditions under which the Company's affairs are conducted.  These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labor matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

IAMGOLD CORPORATION - MD&&A - 2008

While the governments of most countries the Company operates in have modernized their mining legislation and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future.  The economy and political system of Ecuador, French Guiana, Suriname, Peru, Burkina Faso, Ghana, Botswana, Mali and Tanzania should be considered to be less predictable than in countries such as Canada and the United States.  The possibility that current or a future government may adopt substantially different policies or take arbitrary action which might halt exploration, production, extend to the nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

The Company maintains active communications programs with host governmental authorities and the Canadian government.  The Company's mining properties are subject to various royalty and land payment agreements.  Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

The mining laws of Burkina Faso, Ghana and Tanzania, Mali and Senegal stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.  Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project.  In Ghana, in addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang gold mine at fair market price.  The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

Legislation

The Company is subject to continuously evolving legislation in the areas of labor, environment, land titles, mining practices and taxation.  New legislation may have a negative impact on operations.  The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect.  However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.  Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures.  Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters.  Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company's results of operations and financial condition.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.  Management of non-controlled assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment).  Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also lead to higher costs and reduced production and adversely impact our results and reputation and future access to new assets.

IAMGOLD CORPORATION - MD&&A - 2008

As a holder of a minority interest in some assets, the Company neither serves as the mine's operator nor does the Company have significant input into how the operations are conducted.  As such, the Company has varying access to data on the operations or to the actual properties themselves.  It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation.  The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations.  The results of litigation cannot be predicted with certainty.  If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operation.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.  Such licenses and permits are subject to change in various circumstances.  Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses and other penalties.  There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations.  The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company is subject to continuously evolving legislation in the areas of labor, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations.  The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect.  However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.  Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

Internal Controls over Financial Reporting

The Company has invested resources to document and analyse its system of internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Acquisitions and Integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operation, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Company.

IAMGOLD CORPORATION - MD&&A - 2008

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represents net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

(in $ millions)	2008		2007		2006
	$		$		$
Adjusted net earnings		107.5		57.5		74.1
Impairment charges		(129.9)		(99.6)		(1.6)
Income taxes related to impairment charges		12.5		-		-
Net earnings (loss)		(9.9)		(42.1)		72.5

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance.  This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations.  “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the audited consolidated statement of earnings.

IAMGOLD CORPORATION - MD&&A - 2008

Year ended December 31, 2008
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	156.3	67.4	21.3	35.8	71.7	35.0	387.5	64.3	451.8
Adjust for:
By-product credit	(0.2)	(2.7)	(0.9)	(0.1)	(0.1)	(0.1)	(4.1)
Stock movement	(0.1)	1.6	(1.4)	1.8	-	-	1.9
Accretion expense	(1.3)	(1.9)	(0.2)	(0.3)	(0.6)	(0.4)	(4.7)
Foreign exchange, interest and other	(1.1)	-	2.0	-	(4.0)	(0.6)	(3.7)
Cost attributed to non-controlling interest	(7.7)	-	-	-	-	-	(7.7)
	(10.4)	(3.0)	(0.5)	1.4	(4.7)	(1.1)	(18.3)
Cash costs – operating mines	145.9	64.4	20.8	37.2	67.0	33.9	369.2
Cash costs – working interests(4)							87.2
Total cash costs including working interests							456.4
Attributable gold production – operating mines (000 oz )	315	118	69	101	172	66	841
Attributable gold production – working interests (000 oz)(4)							156
Total attributable gold production (000 oz)							997
Total cash costs ($/oz)	466	548	303	367	389	514	459

(1) Niobium, Exploration and development and Corporate Segments.
(2) As per Consolidated Statement of Earnings.
(3) The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.  Refer to the Sleeping Giant analysis in the results of operations section.

(4) Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - MD&&A - 2008

Year ended December 31, 2007
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	124.8	67.8	24.6	49.5	59.3	29.8	355.8	70.7	426.5
Adjust for:
By-product credit	(0.2)	(2.5)	(0.8)	(0.2)	(0.1)	(0.1)	(3.9)
Stock movement	1.8	6.1	0.9	(1.2)	(1.4)	(0.3)	5.9
Accretion expense	(1.2)	(1.7)	(0.9)	(0.5)	(0.3)	(0.2)	(4.8)
Foreign exchange, interest and other	(0.5)	(0.4)	0.1	(0.7)	(1.2)	(3.0)	(5.7)
Cost attributed to non-controlling interest	(6.2)	-	-	-	-	-	(6.2)
	(6.3)	1.5	(0.7)	(2.6)	(3.0)	(3.6)	(14.7)
Cash costs – operating mines	118.5	69.3	23.9	46.9	56.3	26.2	341.1
Cash costs – working interests(3)							67.2
Total cash costs including working interests							408.3
Attributable gold production –operating mines (000 oz)	263	131	67	86	140	120	807
Attributable gold production – working interests (000 oz)(3)							158
Total attributable gold production (000 oz)							965
Total cash costs ($/oz)	452	528	358	548	401	217	423
(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - MD&&A - 2008

Year ended December 31, 2006

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel(4)	Doyon Division(4)	Sleeping Giant(4)	Mupane(5)	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	20.3	10.8	3.5	31.0	49.9	29.6	145.1	8.2	153.3
Adjust for:
By-product credit	(0.1)	(0.2)	(0.1)	-	-	-	(0.4)
Stock movement	(3.1)	0.1	(0.1)	0.4	0.5	(0.2)	(2.4)
Accretion expense	-	(0.2)	-	-	0.6	0.7	1.1
Foreign exchange, interest and other	(0.5)	(0.1)	-	(0.2)	0.7	1.4	1.3
Cost attributed to non-controlling interest	(0.8)	-	-	-	-	-	(0.8)
	(4.5)	(0.4)	(0.2)	0.2	1.8	1.9	(1.2)
Cash costs – operating mines	15.8	10.4	3.3	31.2	51.7	31.5	143.9
Cash costs – working interests(3)							62.0
Total cash costs including working interests							205.9
Attributable gold production –operating mines (000 oz)	38	23	8	65	190	141	465
Attributable gold production – working interests (000 oz)(3)							177
Total attributable gold production (000 oz)							642
Total cash costs ($ /oz)	415	444	433	483	273	224	321

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.
(4) For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition.
(5) For the period of March 23, 2006 to December 31, 2006 following the GGL acquisition.

IAMGOLD CORPORATION - MD&&A - 2008

Unit Operating Margin per Kilogram of Niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operation.  Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

	2008				2007
(in $ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information (Note 35 of consolidated financial statements)	36.5	35.5	38.4	32.7	30.1	26.5	28.9	22.2
Mining costs per consolidated statement of earnings	100.1	123.4	120.2	108.1	114.2	105.8	110.9	95.6
Mining costs from gold mines as per cash cost reconciliation	(87.5)	(108.1)	(99.9)	(92.0)	(91.1)	(91.7)	(92.6)	(80.4)
Other mining costs	0.2	(0.6)	(0.3)	(0.1)	(4.4)	(1.0)	(0.5)	(0.1)
Mining costs from the Niobec mine	12.8	14.7	20.0	16.0	18.7	13.1	17.8	15.1
Operating margin	23.7	20.8	18.4	16.7	11.4	13.4	11.1	7.1
Sales volume (000 kg Nb)	974	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)	$24	$22	$15	$16	$11	$14	$9	$7

IAMGOLD CORPORATION - MD&&A - 2008

Mining operations production data

Tables below show production data for each mining operation for each quarter of 2008 and 2007.

	2008						2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	13,242	11,139	9,912	10,099	10,073	10,518	8,167	7,205
Strip ratio(a)	3.8	4.3	3.8	4.1	3.8	3.5	3.3	4.0
Ore milled (000t)	2,178	2,198	2,002	1,931	1,958	2,076	1,949	1,522
Head grade (g/t)	1.4	1.3	1.3	1.3	1.4	1.2	1.2	1.1
Recovery (%)	90	92	93	93	93	93	93	90
Gold production – 100% (000 oz)	90	86	79	76	82	75	71	48
Attributable gold production – 95% (000 oz)	86	82	75	72	77	71	69	46
Gold sales – 100% (000 oz)	89	87	77	70	74	74	71	48
Gold revenue ($/oz)(b)	$802	$870	$904	$926	$819	$668	$660	$652
Cash cost excluding royalties ($/oz)	$339	$399	$379	$385	$312	$395	$401	$442
Royalties ($/oz)	65	96	106	103	91	63	65	63
Cash cost ($/oz)(c)	$404	$495	$485	$488	$403	$458	$466	$505
Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	105	106	116	127	167	148	166	162
Ore milled (000t)	113	104	118	121	168	154	173	147
Head grade (g/t)	9.5	8.5	8.0	7.7	6.6	6.6	6.5	6.7
Recovery (%)	95	95	96	97	96	96	96	96
Gold production (000 oz)	33	27	29	29	34	32	34	31
Gold sales (000 oz)	30	29	25	31	31	29	28	33
Gold revenue ($/oz)(b)	$793	$874	$895	$925	$792	$692	$664	$655
Cash cost excluding royalties ($/oz)	$411	$509	$547	$543	$470	$495	$484	$452
Royalties ($/oz)	8	10	84	92	59	46	49	57
Cash cost ($/oz)(c)	$419	$519	$631	$635	$529	$541	$533	$509
Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	-	49	59	48	44	37	44	45
Ore milled (000t)	-	51	58	48	45	37	43	45
Head grade (g/t)	-	13.4	13.4	11.8	12.8	12.1	13.1	12.0
Recovery (%)	-	97	97	97	98	97	98	97
Gold production (000 oz)	6	21	24	18	18	14	18	17
Gold sales (000 oz)	8	22	25	17	18	14	16	17
Gold revenue ($/oz)(b)	$795	$866	$892	$932	$789	$692	$666	$655
Cash cost ($/oz)	$87	$242	$306	$414	$418	$386	$298	$330
Royalties ($/oz)	7	11	5	-	-	-	-	-
Cash cost ($/oz)(c)	$94	$253	$311	$414	$418	$386	$298	$330

IAMGOLD CORPORATION - MD&&A - 2008

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,382	633	192	711	1,393	1,588	2,424	2,075
Strip ratio(a)	3.2	1.9	0.5	1.1	2.8	3.9	6.8	10.8
Ore milled (000t)	309	269	275	224	255	238	233	183
Head grade (g/t)	3.7	3.6	3.4	3.4	3.4	3.4	3.7	3.3
Recovery (%)	83	84	83	84	84	86	87	86
Gold production (000 oz)	30	26	25	20	23	22	24	17
Gold sales (000 oz)	23	28	23	19	19	25	23	19
Gold revenue ($/oz)(b)	$671	$705	$664	$626	$621	$635	$617	$606
Cash cost excluding royalties ($/oz)	$231	$380	$338	$375	$442	$550	$469	$620
Royalties ($/oz)	40	45	40	47	40	41	30	30
Cash cost ($oz)(c)	$271	$425	$378	$422	$482	$591	$499	$650
Mali—Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	2,448	1,831	2,250	2,629	2,834	1,795	2,942	2,887
Strip ratio(a)	3.0	4.2	2.7	2.5	3.5	4.1	3.1	4.6
Ore milled (000t)	427	381	397	359	418	373	398	391
Head grade (g/t)	3.9	3.3	4.1	4.4	3.5	3.8	4.0	3.6
Recovery (%)	85	89	82	75	80	75	79	78
Attributable gold production (000 oz)	49	41	45	37	40	35	34	31
Attributable gold sales (000 oz)	51	39	45	37	40	35	35	34
Gold revenue ($/oz)(b)	$812	$874	$895	$930	$800	$681	$666	$652
Cash cost excluding royalties ($/oz)	$300	$346	$360	$344	$358	$343	$365	$367
Royalties ($/oz)	51	50	54	56	48	42	41	42
Cash cost ($oz)(c)	$351	$396	$414	$400	$406	$385	$406	$409
Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	941	815	986	637	1,254	599	312	351
Capitalized waste mined - pit cutback (000t)	38	102	158	386	120	652	1,391	1,339
Strip ratio(a)	4.9	3.8	8.2	8.6	8.3	2.1	0.5	1.0
Ore crushed (000t)	304	214	276	294	349	259	337	287
Head grade (g/t)	2.0	2.7	2.6	1.5	2.5	2.3	5.0	3.3
Attributable gold stacked (000 oz)	20	18	21	14	28	19	54	30
Attributable gold production (000 oz)	16	18	15	17	22	30	33	35
Attributable gold sales (000 oz)	17	17	15	17	22	31	32	36
Gold revenue ($/oz)(b)	$819	$867	$898	$921	$796	$679	$666	$651
Cash cost excluding royalties ($/oz)	$460	$516	$530	$348	$183	$199	$189	$140
Royalties ($/oz)	52	49	53	55	48	42	38	40
Cash cost ($oz)(c)	$512	$565	$583	$403	$231	$241	$227	$180

IAMGOLD CORPORATION - MD&&A - 2008

	2008						2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,485	4,576	3,885	3,904	4,313	4,053	4,128	4,567
Capitalized waste mined (000t)	2,005	1,272	1,009	1,611	1,459	1,188	1,262	864
Strip ratio(a)	3.2	3.4	3.3	3.2	3.2	3.5	3.0	3.3
Heap Leach:
Ore crushed (000t)	758	785	769	816	788	738	796	827
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	25	26	25	27	26	24	27	27
Attributable gold production (000 oz)	15	17	18	18	18	17	19	20
Mill:
Ore milled (000t)	260	256	264	274	268	247	271	287
Head grade (g/t)	1.4	1.7	1.6	1.6	1.5	1.5	1.5	1.6
Recovery (%)	97	98	97	98	98	98	97	97
Attributable gold production (000 oz)	11	13	14	13	12	12	13	13
Total attributable gold production (000 oz)	26	30	32	31	30	29	32	33
Total attributable gold sales (000 oz)	26	30	32	31	31	28	32	33
Gold revenue ($/oz)(b)	$805	$870	$896	$915	$784	$679	$669	$650
Cash cost excluding royalties ($/oz)	$560	$549	$451	$435	$428	$413	$309	$355
Royalties ($/oz)	24	26	27	27	24	20	20	20
Cash cost ($oz)(c)	$584	$575	$478	$462	$452	$433	$329	$375
Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	878	1,175	1,348	1,583	1,105	914	876	826
Capitalized waste mined - pit cutback (000t)	-	-	-	145	412	433	519	712
Strip ratio(a)	3.2	4.5	4.8	6.7	5.0	5.1	6.1	4.4
Ore milled (000t)	230	214	200	233	208	212	235	262
Head grade (g/t)	1.4	1.3	1.6	1.4	1.3	1.4	1.1	1.2
Recovery (%)	93	93	94	94	94	94	91	92
Attributable gold production & sales (000 oz)	9	8	10	10	9	9	7	9
Gold revenue ($/oz)(b)	$807	$868	$897	$921	$789	$679	$669	$649
Cash cost excluding royalties ($/oz)	$611	$864	$598	$557	$604	$452	$564	$447
Royalties ($/oz)	24	26	27	28	24	20	20	19
Cash cost ($oz)(c)	$635	$890	$625	$585	$628	$472	$584	$466

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&&A - 2008

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	419	460	475	447	250	428	415	437
Ore milled (000t)	442	452	465	429	363	425	410	420
Grade (% Nb205)	0.59	0.62	0.60	0.67	0.66	0.65	0.63	0.64
Niobium production (000kg Nb)	1,056	1,154	1,035	1,151	1,008	1,102	1,056	1,134
Niobium sales (000kg Nb)	974	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)(a)	$24	$22	$15	$16	$11	$14	$9	$7

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&&A - 2008